FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 17, 2010

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: June 17, 2010 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Stock Code：2311
NYSE：ASX

ASE	ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Notice and Agenda

Of

2010 Annual Shareholders’ Meeting

June 14, 2010

Summary Translation

Meeting Notice

Coupon 1

Notice for Meeting

1.	Please note that we are scheduled to hold the 2010 Shareholders’ General Meeting on Monday, June 14, 2010 at 10:00 a.m. at Chuang-ching Hall, 600, Jia-chang Rd., NEPZ, Nantz Dist., Kaohsiung City.
(1) Status Report:
1. Business Report of 2009.
2. Report by supervisors on review of the 2009 financial statements.
3. Report on total amount for endorsement, guarantee and amount of loans to third parties.
4. Report on implementation of indirect investment on Mainland China by the Company.
(2) Matters for Ratification:
1. Ratification of 2009 final financial statement.
2. Ratification of 2009 earnings distribution proposal.
(3) Matters for Discussion:
1. Discussions of earnings and capital reserve-turned capital increase in new shares issuance.
2. Discussions of authorization to the board of directors to opt at the most optimal time for capital increase in cash from participation in issuance of GDR, or conduct capital increase in cash at home, or issue domestic convertible bond or ECB overseas.
3. Discussions of revision of Handling Procedure for Loans to Third Parties.
4. Discussions of revision of Handling Procedure for Endorsements and Guarantees.
5. Discussions of revision of the Company’s Articles of Incorporation.
(4) Extempore Motions.
2.
For the Company’s 2008 surplus distribution, the Board of Directors has drafted a shareholder divided of NT$6,593,961,945 at NT$1.2 per share. NT$1,978,189,485 of the total dividend shall be distributed as cash (at NT$0.36 per share) and the remaining NT$4,615,775,460 shall be distributed as shares (84 shares from capital increase issuance shall be distributed nonremuneratively for each 1,000 shares). In addition, together with the capital reserve-turned capital increase that the Company plans to conduct, with amount totaling NT$879,195,320 (16 shares from capital increase issuance shall be distributed nonremuneratively for each 1,000 shares). The total dividend distributed to shareholders is NT$1.36 per share, which includes cash dividend of NT$0.36 and stock dividend of NT1$. The above distribution of dividends to shareholders and the cash and stock dividend distribution rates are calculated based on the number (5,494,970,794) of shares recorded in the Register of Shareholders as of March 17, 2010. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly.

3.	According to Article 165 of the Company Act, stock transfer shall be discontinued from April 16, 2010 to June 14, 2010.
4.
Apart from the public announcement, this is the letter of invitation attached with one copy each of the Notice for Attendance of the Shareholders’ General Meeting and proxy. You are cordially invited to attend.  If you are to attend the meeting in person, please report to the site on the date of meeting by filling out Coupon 1 the Notice for Attendance in Person and Coupon 2 Sign-in Card. If you wish to consign an agent to attend on your behalf, please send back Coupon 5 Proxy and Coupon 2 Sign-in Card in its full form, duly filled out, to the Company’s stock affairs agent, President Securities Corp. with attention to Department of Stock Affairs Agency 5 days prior to the meeting. Once the signature or seal is verified, the Company’s stock affairs agent will send back the Sign-in Card with the registration seal affixed to you your agent for attending the shareholders’ general meeting.
5.
If any shareholder wishes to enlist proxies, the Company will produce a general checklist stating therein the information of the solicitor and the soliciting information on 2010/5/14 to be disclosed on the website http://free.sfib.org.tw). Investors who wish to make an enquiry may enter the website and navigate to Free Enquiry System for Announced Information Related to Proxy. Click on the Entry for Enquiry About the Announced Information on Proxy for Meeting on the right-hand side and enter the search criteria.

6.	This is for your information and please act accordingly.

To:
Shareholder
The Board of Directors, Advanced Semiconductor Engineering, Inc.

Address: B1, 8, Tunghsing St., Sungshan District, Taipei City 105
President Securities Corp., Department of Stock Affairs Agency
Stock Affairs Agent for Advanced Semiconductor Engineering, Inc.
Exclusive line for stock affairs agency: (02) 2746-3797 (Representative Line)
Website: http://www.uni-psg.com

To: Shareholder ___________

Coupon 2
Notice for Attendance in Person
Please note that I shall personally attend the 2010 Shareholders’ General Meeting on June 14, 2010 and you may send me the Sign-in Card.
To:
Advanced Semiconductor Engineering, Inc.
Shareholder No.:
Shareholder Name:
(If proxy is consigned, please endorse on the back)
Please sign here if you are to attend the meeting in person

Serial No.:                           Checked and Verified by:

Coupon 3:

Sign-in Card

This Sign-in Card will become null and void without the registration seal by the Company’s stock affairs agent.
2010 Shareholders’ General Meeting of Advanced Semiconductor Engineering, Inc.
口To attend in person
口By proxy
Sign-in Card
Time: Monday, June 14, 2010, 10:00A.M.
Place: Chuang-ching Hall, 600 Jiachang Rd., Nantz Processing Export Zone, Nantz District, Kaohsiung City

Shareholder No.: Number of Shares Held:
Addressee: Shareholder Name: Mailing Address of Shareholder: Name of Agent: Mailing Address of Agent:
Serial No. of Attendance:	Approved by:

Coupon 4
※	Please fill out the bank information completely. If a remittance cannot be made, a check will be mailed.
※	If you do not know how to write the remittance account number, please attach a copy of your account book’s information page to make sure the information is entered correctly.
※	If you do not wish to receive the Company’s case dividend by bank remittance, a check can be mailed to you.
※	Please return this by mail to the Department of Stock Affairs Agency, President Securities Corp. before June 14, 2010.

Coupon 5
Instructions for use of the Proxy
1.	The proxy is provided with two different forms and the shareholder may opt to use any of them. However, if both forms are used simultaneously, it shall be deemed as carte blanche.
2.
Before solicitation for proxy is made by other party, shareholders are advised to ask the solicitor to provide the information on the written and advertising contents or consult with the Company-compiled general information of the solicitor’s written and advertising contents in order to fully understand the background information of the solicitor and the candidate to be elected as well as the opinion toward the agenda by the solicitor.

3.	If the trustee agent is not a shareholder, he/she should fill out his/her ID number or the uniform serial number in the Shareholder A/C Column.
4.	If the solicitor is a trust business or service agency institution, please fill out the uniform serial number in the Shareholder A/C Column.
5.	All other matters related to the agenda shall be conducted by the instructions herein provided.
6.
Once the proxy has been delivered to the Company and the shareholder wishes to personally attend the meeting, the concerned shareholder should notify the Company in writing at least one day prior to the shareholders’ meeting to rescind the notice for proxy. If the shareholder fails to do so by the deadline, the voting right cast by the trustee agent shall govern.

7.
The Company has appointed President Securities Corporation of B1, 8, Tunghsing St., Sungshan District, Taipei City 105, Tel. (02) 2746-3797, as shareholders’ trustee agent for the forthcoming shareholders’ meeting. Shareholders who ratify or endorse the motions proposed by the board of directors may, if they are not able to attend the meeting, sign or affix the seal on the proxy in the trustee section and tick ✓ for matters consigned on the ratification and endorsement columns of Format II. 1. Ratification of 2009 final budget statement; 2. Ratification of surplus distribution proposal for 2009; 3. Discussions of issuance of new shares for capital increase from surplus, employee bonus, and capital reserves; 4. Discussions of authorization to the board of directors to opt at the most optimal time for capital increase in cash from participation in issuance of GDR, or conduct capital increase in cash at home, or issue domestic convertible bond or ECB overseas;
5. Discussions of revision of Handling Procedure for Loans to Third Parties;
6. Discussions of revision of Handling Procedure for Endorsements and Guarantees and
7. Discussions of the Company's Articles of Incorporation and consignment of President Securities Corp. as the trustee agent.

8.	See Coupon 6 for the format of the proxy.

Coupon 6
If you wish to consign an agent to attend the meeting on your behalf, please fill out this coupon and send it back.

Stock Code No.: 2311
PROXY	Principal (Shareholder)		Serial No.	ASE
Format I
1.____________ (the trustor must fill out in person and it can not be replaced by affixation of seal) is hereby consigned as the agent for the undersigned shareholder, to attend the 2010 Shareholders’ General Meeting to be held on June 14, 2010, representing the undersigned shareholder to exercise the rights of shareholders with regard to the matters in the agenda and may at his/her discretion handle the extempore motions in the meeting.
2.Please mail the attendance pass or presence sign-in card to the agent. If the meeting date is changed for whatever the reason, this Proxy remains in force (limited to this meeting only).
To:
Advanced Semiconductor Engineering, Inc.
Date of authorization:

Format II
1.____________ (the trustor must fill out in person and it can not be replaced by affixation of seal) is hereby consigned as the agent for the undersigned shareholder, to attend the Shareholders’ General Meeting to be held on June 14, 2010, representing the undersigned shareholder to exercise the rights and opinion of shareholders with regard to the following agenda:
1.         Ratification of the Company's 2009 final financial statements.
口1. Ratify 口2. Oppose 口3. Abstain from voting.
2.         Ratification of the Company's 2009 earnings distribution proposal  口1. Ratify 口2. Oppose 口3. Abstain from voting.
3.         Discussions of earnings and capital reserve-turned capital increase in new shares issuance.
口1. Ratify 口2. Oppose 口3. Abstain from voting.
4.         Discussions of authorization to the board of directors to opt at the most optimal time for capital increase in cash from participation in issuance of GDR, or conduct capital increase in cash at home, or issue domestic convertible bond or ECB overseas.  口1. Ratify 口2. Oppose 口3. Abstain from voting.
5.         Discussions of revision of Handling Procedure for Loans to Third Parties.
口1. Ratify 口2. Oppose 口3. Abstain from voting.
6.         Discussions of revision of Handling Procedure for Endorsements and Guarantees. 口1. Ratify 口2. Oppose 口3. Abstain from voting.
7.         Discussions of the Company's Articles of Incorporation 口1. Ratify口2. Oppose口3. Abstain from voting.
8.         Extempore Motions.
2.If this shareholder has not ticked any of the above motions, it shall mean ratification or endorsement of each and every motion.
3.The agent of this shareholder may have the right at his/her discretion to handle any extempore motions in the meeting.
4.Please mail the attendance pass or presence sign-in card to the agent. If the meeting date is changed for whatever the reason, this Proxy remains in force (limited to this meeting only).
To:
Advanced Semiconductor Engineering, Inc.
Date of authorization:
	Shareholder A/C No.	Number of shares held	Signature or Seal
Name or Title
	Solicitor		Signature or Seal
Account Number
Name or Title
	Agent Consigned		Signature or Seal
Account Number
Name or Title
ID No.
Address
Serial No.:	Checked and Verified by:

Please Note:
※The souvenir for shareholders this year will be: 3 set for kitchen. In the event of insufficient quantity, an alternative souvenir of equal value will be distributed.
You may pick up the souvenir from May 31-June 11, 2010 at President Securities Corp., of 8, Tunghsing St., Sungshan District, Taipei City 105 or from May 31-June 11, 2010 at 26, Ching 3rd Road, NEPZ, Kaohsiung City 8:30 a.m. to 4:30 p.m. except on Sundays and holidays.
※If you plan to attend the meeting in person on (June 14, 2010) you may pick up the souvenir at the meeting.
※You may enquire about the souvenir-related information at the exclusive souvenir area on the website of President Securities Corp. at http://www.uni-psg.com)

B1, 8, Tunghsing St., Sungshan District, Taipei City 105
Advanced Semiconductor Engineering, Inc. Stock Affairs Agent
President Securities Corp. Department of Stock Affairs Agency
Advertisement Reply
Taiwan Northern Post Office Administration Registration Permit
Pei-Shih-Tzu-#3577
(No Postage Necessary)
Sender:
_F, _, Alley _____, Lane _____, __________Rd./Street, Sec. , Village/Borough Urban Township/Rural Township/District, County/City

02   Atten: Advanced Semiconductor Engineering, Inc.
Stock Affairs AgentPresident Securities Corp.
Department of Stock Affairs Agency
B1, 8, Tunghsing St., Sungshan District, Taipei City 105

Meeting Agenda

Contents
Meeting Procedure		10
Meeting Agenda		11
Status Reports		12
Matters for Ratification		14
Matters for Discussions		16
Other Proposals and Extempore Motions		20

Attachments:
I.	2009 Business Report	21
II.	Supervisors' Report	24
III.	2009 Independent Auditor's Report and Financial Statements	25
IV.	Table of Comparison of Revised Procedure for the Company’s Handling Procedure for Loans to Third Parties	42
V.	Table of Comparison of Revised Procedure for the Company’s Handling Procedure for Endorsements and Guarantees	43
VI.	Table of Comparison of Revised Articles of the Company’s Incorporation	46
Appendices:
I.	Rules of Procedure for Shareholders’ Meeting	47
II.	Articles of Incorporation (before revision)	51
III.	Status of Holdings by Directors and Supervisors	57
IV.	Information Concerning Employee Bonus and Information Remuneration for Directors and Supervisors	59
V.	Impact upon Business Performance and EPS Resultant from Nonremunerative Share Allotment this time Operating Performance and Earnings Per Share	60

Advanced Semiconductor Engineering, Inc.

2010 Annual Shareholders’ Meeting

1.	Meeting called to order (announcing respective holding of shareholders present)

2.	Chairperson's opening remarks

3.	Status Reports

4.	Matters for Ratification

5.	Matters for Discussions

6.	Other Proposals and Extempore Motions

7.	Meeting Ended

2010 Annual Shareholders' Meeting Agenda

1. Time: 10:00 a.m., Monday, June 14, 2010
2. Place: Zhuang Jing Auditorium, 600 Jiachang Rd., Nantz Processing Export Zone, Nantz District, Kaohsiung City
3. Present: All shareholders and proxies
4. Chairperson's Remarks
5. Status Reports
(1)              2009 Business Report
(2)              Report by supervisors on review of the 2009 financial statements.
(3)              Report on total amount for endorsement, guarantee and amount of loans to third  parties.
(4)              Report on implementation of indirect investment on Mainland China by the Company.

6. Matters for Ratification

Case 1:	Ratification of the Company's 2009 final financial statements.
Case 2:	Ratification of 2009 earnings distribution proposal.

7. Matters for Discussions

Case 1:	Discussions of issuance of new shares for capital increase by retained earning and capital surplus.
Case 2:
Discussions of authorizing the Board to opt at the optimal time for capital increase in cash by joining the issuance of GDR (Global depository receipts) or domestic capital increase in cash or issuance of domestic or ECB to raise funds.

Case 3:	Discussions of revision of Handling Procedure for Loans to Third Parties.
Case 4:	Discussions of revision of Handling Procedure for Endorsements and Guarantees.
Case 5:	Discussions of revision of the Company’s Articles of Incorporation.

8. Other Resolutions and Extempore Motions

9. Meeting Ended

Status Reports

1. The Company’s 2009 Business Report (proposed by the Board of Directors)
Explanation: Please see Attachment I for the 2009 Business Report attached to this Agenda Manual.

2. Supervisors’ Report on 2009 final financial statements. (proposed by the Board of Directors)
Explanation: Please see Attachment II for the Supervisors’ Report attached to this Agenda Manual.

3. Report of the Company's aggregate amount of endorsements and guarantees and amounts of loans extended to others as of December 31, 2009.(proposed by the Board of Directors)
Explanation: 1. Details of the Company's amounts of endorsements and guarantees as of December 31, 2009 are as follows:

Unit: NT$1,000
Warrantee	Relationship	Amount Guaranteed
ASE (Shanghai) Inc.	A subsidiary the Company has indirect holdings of 100%	762,314

2. Loans extended to others as of December 31, 2009 are as follows:

Unit: NT$1,000
Party to which money is lent	Relationship	Amount Loaned	Interest rate	Reason for the lending	Collateral
					Name	Value
Powerchip Semiconductor Corp.	Subsidiary invested in equity method	450,000	2.5%	Strategic purposes	42,614,000 shares of Rexchip Electronics Corp.	NT$504,665,000 (Note)

Note: Calculated at NT$11.8427, Rexchip's net value per share as of December 31, 2009.
4. Report on implementation of indirect investment on Mainland China by the Company. (proposed by the Board of Directors)
Explanation: Indirect investments in China via third countries in 2009 with the Company's own funds are as follows:

Approval No. by Investment Commission, MOEA	Name of company on Mainland China being invested	Amount approved
Ching-Shen-Er-Tze-#09800002550 dated 02/04/2009	ASE (Weihai) Inc.	US$20 million
Ching-Shen-Er-Tze-#09800233110 dated 07/31/2009	ASE (Kunshan) Inc.	US$32 million

Matters for Ratification

Item 1                      (Proposed by the Board of Directors)

Proposal :	2009 final accounts for your recognition.
Explanation :
1. The Company's 2009 financial statements have been audited and attested by Deloitte & Touche and reviewed by the Supervisors.

2. Please ratify the financial statements (see Attachment III to this Agenda Manual for details) and the 2009 Business Report (see Attachment I to this Agenda Manual for details).

Resolution :

Item 2                      (Proposed by the Board of Directors)

Proposal :	Please ratify the Company’s 2009 proposal for earnings distribution.

Explanation :
The Board of Directors has drafted the Company’s 2009 proposal for surplus distribution as shown in the table below in accordance with The Company Act and the Company’s Articles of Incorporation for your ratification.

Advanced Semiconductor Engineering, Inc.
2009 Surplus Distribution Proposal

Unit: NT$
Item	Amount
Prior year retained earnings	2,953,801,375
Add: Current year gross profit	6,744,545,355
Add: Adjustments to Long-term Investments at Equity	27,143
Subtract: Provision for 10% statutory surplus	674,454,536
Current year earnings to be distributed	9,023,919,337
Items for distribution:
Dividends (Note)	6,593,964,945
Current year retained earnings	2,429,954,392

Notes: NT$120,000,000 to be distributed for Director and Supervisor remuneration NT$607,009,000 to be distributed for employee bonuses, all in cash

President: Jason C.S. Chang                Manager: Richard H.P. Chang             Accountant Manager: Joseph Tung

Note1 :
The shareholders’ bonus distributed this time totaled NT$ 6,593,964,945, NT$ 1.2 per share, of which NT$ 1,978,189,485 was distributed in cash, cash dividend of  NT$0.36 per share and the remaining NT$ 4,615,775,460 was distributed in stocks, i.e., 84 shares of stock dividend as gratuitous suplus-turned capital increase for cash 1,000 shares held. Additionally, the Company plans to implement a capital increase out of capital reserves of NT$ 879,195,320 i.e., 16 shares of stock dividend as capital reserve-turn capital increase for each  1,000 shares held, and the total amount of dividends for this shareholder distribution is NT$ 1.36 per share, which includes a cash dividend of NT$ 0.36 per share and a stock dividend of NT$ 1 per share. With respect to the above-mentioned cash dividend rate, the calculation was based on the 5,494,970,794 shares registered in the roster of shareholders as of March 17, 2010. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly.

	Note 2:	In order to meet the implementation to Income Tax Integration, earnings of the most recent year will be priority in distributed this time.

Resolution:

Matters for Discussions

Item 1     (Proposed by the Board of Directors)

Proposal :		Please consider a share issue by converting earnings and capital reserve into equity stock.
Explanation:	1.
In conjunction with the plant expansion plan, the Company contemplates to use the shareholders’ bonus of NT$4,615,775,460 due for distribution in 2009 for capital increase of 461,577,546 shares at NT$10 par value.

	2.	It is additionally planned to allocate NT$ 879,195,320 from capital reserves for capitalization. The interest payable arising from convertible bonds, NT$ 656,826,623, will take precedence prior to stock premium, NT$ 222.368,697, in the aforementioned capitalization of capital reserves.
3.
New shares allocation method: In the previous items 1 and 2, a capital increase of a total of NT$ 5,494,970,780 is planned, with an issuance of 549,497,078 new shares, calculated according to the 5,494,970,794 shares registered in the Company’s roster of shareholders as of March 17, 2010, with 16 shares of stock dividend as gratuitous surplus-turned capital increase and 84 shares of stock dividend as capital reserve-turned capital increase for a total of 100 shares for each 1,000 shares held by shareholders. Later, if the Company’s ECB holders exercise the right of conversion, or new shares issued to employees against Employee Stock Option warrant, or new shares issued by the Company for a cash capital increase, or buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affect the cash distribution rate and stock distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation plenipotentiarily and make the adjustment accordingly. Shareholders are advised to consolidate the odd share of less than one share to make up one share by their own means for registration within 5 days as of the base date for distribution of new shares. Where the insufficient and inadequate part will be paid in cash by the par value. The board of directors has authorized the chairman to assign a specific person to purchase odd shares of less than one share. In addition, distribution of new shares for employee bonus-turned capital increase, the Company’s by laws and the Company’s Measures Concerning Distribution of Employee Bonus shall govern.

	4.	The rights and obligations of new shares shall be equal to the older ones.
	5.	Ex-rights base date: It shall be set separately, pending resolution passed by the shareholders’ meeting and approval by the competent regulatory authority.
6.
The plant expansion plan by the capital increase of this time shall be completed by December 2011. Implementation of such plan is expected to enhance he Company’s competitiveness, elevate the benefit of operation efficiency and is passively beneficial to the shareholders’ equity. If the competent regulatory authority deems it necessary to change any of the.

Resolution:

Item 2	(Proposed by the Board of Directors)

Proposal :
To meet the requirements for larger production capacity in future the Company needs to enrich its operation capital in order to repay bank loans or the needs for other long-term development use, thereby enabling the fund-raising channels more diversified and flexible. As such, the shareholders’ meeting is requested to authorize the board of directors to opt at the optimal time, depending on the market situation and the status of capital needs of the Company and in accordance with existing laws and regulations, for capital increase in cash by issuing common shares or joining the issuance of GDR (Global depository receipts) or domestic capital increase in cash or issuance of domestic or ECB to raise fund. The case is being presented for discussions.

Explanation:
1. The principles to authorize the board of directors to issue new common shares and GDR for capital increase in cash shall be as follows:

1.1 Issuance of common shares in the form GDR for capital increase in cash shall be limited to 500,000,000 shares only. The shareholders’ meeting shall authorize the board of directors and the chairman of the board to make the adjustment by the market condition and issue the authorized GDR’s all at once.

1.2 In conducting issuance of new shares in the form of GDR for capital increase in cash, the issuance price shall be by the rules set forth in the Self-discipline Rules Concerning Subscription and Issuance of Securities by the Issuing Company Member Underwriters Have Assisted in the Process, i.e., the issuance price shall not be lower than the closing price of the Company’s common stock at the domestic open market. Take the simple arithmetic mean of the closing price of the common share on the first, third and fifth day prior to the price-setting day, minus 90% of the average stock price after gratuitous ex-rights and ex-interest, then comes the price for the new issue. However, the price-setting method may be duly adjusted if related domestic laws and regulations are updated. Since the stock price at home has often experience drastic volatility in the short run, the chairman of the board is authorized to set the actual issuance price within the above-mentioned price range, after having consulted with underwriter taking into consideration the international general practice, international capital market, domestic market price, the overall subscription status so as to make the offering price attractive to overseas investors. Consequently, the price-setting method should be reasonable. Additionally, the deciding method for the issuance price of GDR is based on the fair trading price of common shares at the domestic open market whereas the original stockholder may purchase the common shares at domestic stock exchange at the price close to the issuance price of the GDR, without bearing the exchange rate risk and liquidity risk. Moreover, the tranche of issuance of new shares and GRD for capital increase in cash do not affect much of the shareholders’ equity as the highest dilution ratio in relation to the original shareholders’ equity stands only at 9.13%.

1.3 10% of common shares issued for capital increase in cash shall, according to Article 267 of The Company Act, be reserved for subscription by company employees and the remaining 90% will be fully appropriated for open issuance as the securities for GDR as the original shareholders have waived their rights for subscription in accordance with Article 28-1 of the Securities Trading Act.

For the part that employees have not subscribed, the chairman of the board is authorized to contact specific party for purchase or, depending on the market requirements, list as the original securities for participation in the issuance of GDR.

1.4 The proceeds for capital increase in cash from subscription to the GDR shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, and/or spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

1.5 The board of directors is authorized to set the major contents of the capital increase in cash plan, which includes issuance price, number of shares issued, issuance conditions, source of capital, plan items, amount of fund raised, estimated progress and estimated probable effect generated as well as the issuance plan of participation in the issuance of GDR.

1.6 Once the plan for capital increase in cash is approve d by the competent regulatory authority, the board of directors will be authorized to proceed with matters related to issuance of new shares.

1.7 If the agreement on issuance time, issuance condition, issuance volume, issuance amount of capital increase in cash and participation in issuance of GDR as well as other matters related to capital increase in cash and participation in issuance of GDR needs update in future due to the decision by the competent regulatory authority and on the basis of operation evaluation, or the needs of objective environment, the board of directors shall be authorized to handle at its full discretion.

1.8 In conjunction with the issuance method of common shares for capital increase in cash and participation in GDR issuance, the chairman of the board or his designated representative is authorized to represent the Company in signing all documents related to the participation in the issuance of GDR as well as handling all needed matters related to the participation in the issuance of GDR.

1.9 For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

2. The principles to authorize the board of directors to conduct capital increase in cash at home shall be as follows:

2.1 Number of new shares issued for capital increase in cash shall not be in excess of 500,000,000 shares.

2.2 The par value of the new shares for capital increase in cash shall be NT$10 each. Actual issuance price shall be by related rules set forth in the Self-discipline Rules Concerning Subscription and Issuance of Securities by the Issuing Company Member Underwriters Have Assisted in the Process and the market condition at the time of issuance. The chairman of she board and the underwriter may reach an agreement on the issuance in consideration of all the conditions mentioned above, which shall be subject to the approval by the competent regulatory authority before the issuance.

2.3 The issuance method of new shares for the capital increase in cash shall be by price enquiry and selected purchase. With the exception of 10%-15% reserved for employees as required by Article 267 of The Company Act, the rest will be offered for public issuance as all original shareholders have waived their rights to subscribe according to Article 28-1 of the Securities Trading Act. In addition, if the Company’s employees have not subscribed sufficiently and adequately or waived the right to subscribe, the chairman may contact specific party for purchase.

2.4 The proceeds for capital increase in cash from subscription to the GDR shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, and/or spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

2.5 The board of directors is authorized to set the major contents of the capital        increase in cash plan, which includes issuance price, number of shares issued, issuance conditions, plan items, amount of fund raised, estimated progress and estimated probable effect generated as well as the issuance plan of participation in the issuance of GDR.

2.6 Once the plan for capital increase in cash is approve d by the competent regulatory authority, the board of directors will be authorized to set the base date for capital increase.

2.7 With respect to the manner of issuance as mentioned in Section 2.3 above, the board of directors is authorized to make the amendment at its full discretion if amendment becomes necessary due to update of laws or regulations or the objective environment dictates the amendment.

2.8 For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

3. The principles to authorize the board of directors to conduct capital increase in cash by issuance of convertible corporate bond at home and ECB overseas:

3.1 Estimated number of shares for conversion: Not to exceed the number of shares registered in the application for update of the Company’s profit-seeing registration card.

3.2 Time of issuance: It depends on the capital needs by the Company and the market condition.

3.3 Interest rate: In principle, it shall be by the market interest rate then prevailing in the marketplace and reasonable, if possible.

3.4 Issuance duration: It depends on the capital needs by the Company

3.5 Issuance condition: Subject to negotiation with the lead underwriter and existing laws and regulations.

3.6 The proceeds from subscriptions to the domestic convertible corporate bond and ECB overseas shall be used for overseas procurement of materials, enrichment of operation capital, repayment of bank loans, purchase of machinery and equipment, and/or spin-off in one or multiple use and is expected to complete the implementation within 2 years after the fund is fully raised. Implementation of the said plan is expected to intensify the Company’s competitiveness, enhance the benefit of the operation efficiency, producing positive benefit to shareholders.

3.7 The board of directors is authorized to set the issuance measures, amount of fund raised, plan items, estimated progress as well as estimated probable effect generated.

3.8 In conjunction with the issuance of the convertible corporate bond the chairman of the board or his designated representative is authorized to represent the Company in signing all documents related to the issuance of the convertible corporate bond as well as handling all needed matters related to the issuance of the convertible corporate bond.

3.9 For matters that are not covered herein, the board of directors may, in accordance with law, proceed at its discretion.

Resolution:

Item 3                      (Proposed by the Board of Directors)
Proposal :	Please discuss the revised version of the Company’s Handling Procedure for Loans to Third Parties.

Explanation:
1.     In order to meet the revisions to "Guidelines on Public Companies Lending Money and Providing Guarantees" announced on March 19, 2010 by Financial Supervisory Commission, the board of directors passed a resolution revising the Company's "Procedure for Lending Funds to Third Parties" on March 26, 2010.

2.     For details of the table of comparison of the revised provisions of the Procedure for Lending Funds to Third Parties, please refer to Attachment VI to this Agenda Manual. Your consent is solicited.

Resolution:

Item 4                      (Proposed by the Board of Directors)
Proposal :	Please discuss the revised version of the Company’s Handling Procedure for Endorsements and Guarantees.

Explanation:
1.    In order to meet the revisions to "Guidelines on Public Companies Lending Money and Providing Guarantees" announced on March 19, 2010 by Financial Supervisory Commission, the board of directors passed a resolution revising the Company's "Handling Procedure for Endorsements and Guarantees" on March 26, 2010.

2.     For details of the table of comparison of the revised provisions of the Handling Procedure for Endorsements and Guarantees, please refer to Attachment V to this Agenda Manual. Your consent is solicited.

Resolution:

Item 5	(Proposed by the Board of Directors)

Proposal :	Please discuss the revised version of the Company’s Articles of Incorporation.

Explanation:
1.     In order to meet the regulatory authority's policy of promoting issuance of paperless securities and to facilitate the Company's calling of board meetings, parts of the provisions of the Company’s Articles of Incorporation are suggested for revision.

2.     For details of the table of comparison of the revised provisions of the Company’s Articles of Incorporation., please refer to Attachment VI to this Agenda Manual. Your consent is solicited

Resolution:

Other Resolutions and Extempore Motions

Meeting Ended

■Attachment I
Advanced Semiconductor Engineering, Inc.
Business Report

World economy gradually recovered from the financial tsunami in the second half of 2009. Emerging markets began to show their strength on the world economic stage with the Chinese economy becoming the main force for global economic growth. Benefiting from a substantial increase in the ratio of consumption in emerging markets to all markets, the world's manufacturing sector is expected grow strongly in 2010. According to the IEK ITIS project of Industrial Technology Research Institute, in 2009 output of Taiwan's assembly industry was NT$199.6 billion, a 10% decrease on 2008. In 2009, the testing industry output in Taiwan was NT$87.6 billion, which was a 9.2% drop from 2008. In spite of an economic recovery, governments' policies to cope with the financial tsunami that have resulted in an asset bubble and possible inflation will be issues global economy must face in the future. The Company should watch closely developments in the international financial conditions to carefully deal with future challenges. The following is our report on the company’s operation for the past year:

"2009 Operating Results"

1.	Implementation results of business plan for 2009

The Company’s consolidated revenues for 2009 were NT$85.8 billion, a drop of 8.6 billion from 2008, a contraction of 9.1%. In the first half, affected by the economic downturn continued from 2008, most IC semiconductor firms made adjustments to their stocks. The semiconductor industry saw its worst sales in decades. Coupled with a traditional low season in the electronics industry, the Company experienced a period of hardship. In the second half, with the economy recovering, IDM customers outsourcing their orders and all employees working hard, the Company gradually made progress in its operations with sales rising each season and profits made, an indication of its resilience to industry ups and downs.

2.	Budget performance

No financial forecast was disclosed in 2009.

3.	Analysis of financial accounts and profitability

As of the end of 2009, the Company's paid-in capital was NT$54,798,783 thousands and shareholders' equity NT$71,616,026 thousands accounting for 54% of total assets of NT$133,343,314 thousands. Its long-term capital are 375% of fixed assets and current ratio 97%. This year's ratios are slightly worse than the preceding year's. Nevertheless, its financial structure and ability to repay debts are relatively sound. This year's after-tax net profit rose to NT$6,744,546,000. The Company's overall operating results and profitability have returned to the levels before the global economic recession.

4.	R&D overview

In terms of R&D, 3D SiP has become the best option of producing advanced compact products. Its main elements include TSV, PoP, Embedded Technology and IPD, integrating all kinds of active, passive components, sensors and actuators and is the future trend. Processes the Company successfully developed in 2009 are 45 nano copper/lead-

free flip-chip assembly and wire-bond assembly of wafers with an ultra-low dielectic coefficient/lead-free flip-chip stacking assembly of wafers with a low dielectic coefficient, silicon substrate assembly, substrate embedded with active, passive components, WLCSP (Fan out WLP) and Cu Pillar Bump assembly processes. Maintaining an edge in R&D will ensure the Company's continuing growth and profitability.

"Outline of 2010 Business Plan"

1.	Operating policy
(1) Providing customers with service of “ultimate quality” (2) creating long-term, stable profits for the Company and customers (3) working with partner firms to jointly create a prosperous future (4) being as flexible as possible in its business dealings.

2.	Projects sales volume and references
In light of current industry dynamics, future market demand and ASE’s capacity, the projected sales volume for 2010 is as follows:

Item	Project Sales
Package	Approx. 7.2 billion chips
Test	Approx. 900 million chips

3.	Important production and sales policies
As 3C products are becoming more compact with more powerful functionality, ASE has decided to merge Universal Scientific Industrial Co., Ltd. in order to develop an SIP module technology by combining its IC assembly and testing technology with USI's PCB carrier technology. Meanwhile, it will endeavor to increase its market share in the hope of a growth rate higher than the rate of economic recovery in the coming year.
In the past few years, most competitors committed few resources to the development of new technology. By contrast, the Company continued to invest manpower and funds in R&D and developed several standard-setting new assembly processes and techniques. In 2010, with the development of new processes including copper process, aQFN, Fan-Out and WLP, the results will be worth looking forward to. The Company plans to speed up its transition to a new copper process and boost its aQFN and Fan-Out WLP capacity. Meanwhile, it will actively encourage customers to certify and employ its new assembly process and technique in order to enhance its cost edge and boost sales.

"Development Strategy"

IEK of ITRI estimates the semiconductor industry will recover in 2010 as the world economy resumes growth. It estimates a growth rate of 10%-15% and that Taiwan's IC output will grow by 23.6%, better than the world's semiconductor growth rate. In recent years gold prices have risen and remained high. Efforts are being made to replace gold with copper as a stable source of material in an effort to stabilize profits. It takes at least 18 months for a copper process to be developed, certified and used in mass production. The Company currently leads competitors by a large margin in the development and certification of copper processes, which is estimated to account for more than 30% of wire-bond assembly business by the end of 2010. More orders from Japanese IDM firms have been received this year. European and American IDM firms are expected to place orders soon. The Company will endeavor to develop new processes so that it can do better during the low season next year.

"Impacts of Competition, Legislation and Operating Environment"

Faced with dramatic economic ups and downs in the past two years, the Company came up with various personnel, production and cost-cutting plans, constantly improving itself in terms of efficiency and profitability. It eventually emerged from fierce competition and proved its ability to face and solve problems. Management is not satisfied with what it has accomplished. It will work hard to grow the Company and ensure shareholders' interests. This year, as the economy improves, the Company will endeavor to improve its competitiveness, deal carefully with changes, and generate higher return to reward shareholders' support and employees' hard work.

President: Jason C.S. Chang                                                Manager: Richard H.P. Chang                                                      Accountant Manager: Joseph Tung

■Attachment II
Supervisors' Report

We have examined the Company's 2009 financial statements, and the Company's business report, earnings distribution proposals, etc. that have been prepared and submitted by the Board of Directors and audited and attested by certified public accountants, Kung Chun Chi and Chiu Hui Yin of Deloitte & Touche, and do not find any discrepancy. We hereby respectfully prepare and present this Report in accordance with Article 219 of The Company Act for your review.

Advanced Semiconductor Engineering, Inc.

Advanced Semiconductor Engineering, Inc.
Supervisors:	YY Tseng John Ho Sam Liu Jerry Chang

April 20, 2010

Attachment III

Advanced Semiconductor Engineering, Inc. Financial Statements for the Years Ended December 31, 2009 and 2008 and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying balance sheets of Advanced Semiconductor Engineering, Inc. (the “Company”) as of December 31, 2009 and 2008, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the accompanying financial statements, starting from January 1, 2009, the Company adopted Statements of Financial Accounting Standards No. 10 “Accounting for Inventories” revised by the Accounting Research and Development Foundation of the Republic of China (the “ARDF”) in November 2007.  Also, starting from January 1, 2008, the Company adopted Interpretation 96-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued by the ARDF in March 2007.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2009 and 2008, and have issued a modified unqualified opinion with an explanatory paragraph.

March 10, 2010

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

BALANCE SHEETS
DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Par Value)

	2009		2008			2009		2008
ASSETS	Amount	%	Amount	%	LIABILITIES AND SHAREHOLDERS’ EQUITY	Amount	%	Amount	%

CURRENT ASSETS					CURRENT LIABILITIES
Cash	$4,079,270	3	$3,133,212	3	Financial liabilities at fair value through profit or loss - current	$61,195	-	$82,238	-
Financial assets at fair value through profit or loss - current	15,747	-	-	-	Hedging derivative liabilities - current	122,495	-	-	-
Bond investments with no active market - current	-	-	450,000	-	Accounts payable	5,253,226	4	2,766,104	2
Accounts receivable, net	9,331,438	7	4,842,944	4	Accounts payable to related parties	1,061,115	1	798,621	1
Receivable for income tax refund	99,330	-	99,330	-	Income tax payable	808,739	1	642,744	1
Other receivables	423,015	-	287,072	-	Accrued expenses	2,658,620	2	2,401,079	2
Other receivables from related parties	613,854	-	173,510	-	Other payables to related parties	5,875,663	4	861,740	1
Inventories	2,086,376	2	1,519,636	1	Payable for properties purchased	1,755,397	1	554,618	-
Deferred income tax assets - current	700,357	1	700,690	1	Other payables	207,070	-	253,712	-
Other current assets	242,226	-	219,725	-	Current portion of capital lease obligations	9,048	-	18,320	-
					Other current liabilities	292,383	-	170,991	-
Total current assets	17,591,613	13	11,426,119	9
					Total current liabilities	18,104,951	13	8,550,167	7
LONG-TERM INVESTMENTS
Financial assets carried at cost - noncurrent	467,468	-	362,554	-	LONG-TERM LIABILITIES
Equity method investments	79,873,491	60	77,144,106	62	Hedging derivative liabilities - noncurrent	311,778	-	391,695	-
					Long-term bonds payable	-	-	1,375,000	1
Total long-term investments	80,340,959	60	77,506,660	62	Long-term bank loans	42,235,920	32	42,929,640	35
					Capital lease obligations	1,749	-	10,890	-
PROPERTY, PLANT AND EQUIPMENT
Cost					Total long-term liabilities	42,549,447	32	44,707,225	36
Land	1,558,201	1	1,558,201	1
Buildings and improvements	18,278,699	13	17,502,360	14	OTHER LIABILITIES
Machinery and equipment	54,595,445	41	51,866,609	42	Accrued pension cost	1,072,012	1	1,001,302	1
Transportation equipment	66,613	-	74,665	-	Guarantee deposits received	878	-	558	-
Furniture and fixtures	968,773	1	937,561	1
Leased assets	39,825	-	67,830	-	Total other liabilities	1,072,890	1	1,001,860	1
Total cost	75,507,556	56	72,007,226	58
Accumulated depreciation	48,492,479	36	43,894,884	35	Total liabilities	61,727,288	46	54,259,252	44
	27,015,077	20	28,112,342	23
Construction in progress	128,315	-	514,507	-	CAPITAL STOCK - NT$10 PAR VALUE
Machinery in transit and prepayments	3,239,679	3	669,875	1	Authorized - 8,000,000 thousand shares
					Issued - 5,479,878 thousand shares in 2009 and 5,690,428 thousand shares in 2008
Total property, plant and equipment	30,383,071	23	29,296,724	24		54,798,783	41	56,904,278	46
					Capital received in advance	135,205	-	3,387	-
INTANGIBLE ASSETS
Patents	62,194	-	81,722	-	Total capital stock	54,933,988	41	56,907,665	46
Goodwill	957,167	1	957,167	1
Deferred pension cost	50,393	-	56,762	-	CAPITAL SURPLUS
					Capital in excess of par value	1,311,421	1	1,329,634	1
Total intangible assets	1,069,754	1	1,095,651	1	Treasury stock	827,285	1	823,813	1
					Long-term investment	3,538,222	3	3,536,854	3
OTHER ASSETS					Accrued interest on convertible bonds	656,827	-	682,986	-
Assets leased to others	2,439,452	2	2,766,268	2
Idle assets	86,062	-	4,744	-	Total capital surplus	6,333,755	5	6,373,287	5
Guarantee deposits - noncurrent	12,193	-	11,060	-
Deferred charges	641,094	-	764,178	1	RETAINED EARNINGS	13,229,409	10	9,221,404	7
Deferred income tax assets - noncurrent	694,669	1	975,695	1
Restricted assets	84,447	-	84,147	-	OTHER EQUITY ADJUSTMENTS
Total other assets	3,957,917	3	4,606,092	4	Unrealized gain (loss) on financial instruments	25,498	-	(439,438)	-
					Cumulative translation adjustments	3,276,508	2	4,873,957	4
					Unrecognized pension cost	(248,641)	-	(230,401)	-
					Treasury stock - 322,532 thousand shares in 2009 and 431,232 thousand shares in 2008
						(5,934,491)	(4)	(7,034,480)	(6)

					Other equity adjustments, net	(2,881,126)	(2)	(2,830,362)	(2)

					Total shareholders' equity	71,616,026	54	69,671,994	56

TOTAL	$133,343,314	100	$123,931,246	100	TOTAL	$133,343,314	100	$123,931,246	100

(With Deloitte & Touche audit report dated March 10, 2010)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars, Except Per Share Data)

	2009		2008
	Amount	%	Amount	%

REVENUES	$46,805,576	101	$49,073,365	101

LESS: SALES DISCOUNTS AND ALLOWANCES	671,262	1	622,348	1

NET REVENUES	46,134,314	100	48,451,017	100

COST OF REVENUES	35,724,319	77	37,912,254	78

GROSS PROFIT	10,409,995	23	10,538,763	22

OPERATING EXPENSES
Research and development	2,036,633	4	1,796,768	4
Selling	783,222	2	716,055	2
General and administrative	1,941,215	4	2,538,292	5

Total operating expenses	4,761,070	10	5,051,115	11

INCOME FROM OPERATIONS	5,648,925	13	5,487,648	11

NON-OPERATING INCOME AND GAINS
Interest income	19,363	-	40,033	-
Gain on valuation of financial assets, net	808,585	2	753,390	1
Equity in earnings of equity method investments	2,762,236	6	2,409,736	5
Other	632,494	1	856,196	2

Total non-operating income and gains	4,222,678	9	4,059,355	8

NON-OPERATING EXPENSES AND LOSSES
Interest expense	1,070,718	3	852,027	2
Loss on valuation of financial liabilities, net	572,952	1	513,556	1
Foreign exchange loss, net	3,631	-	159,625	-
Other	556,611	1	680,292	1

Total non-operating expenses and losses	2,203,912	5	2,205,500	4

INCOME BEFORE INCOME TAX	7,667,691	17	7,341,503	15

INCOME TAX EXPENSE	923,145	2	1,181,451	2

NET INCOME	$6,744,546	15	$6,160,052	13
(Continued)

	2009		2008
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (EPS)
Basic EPS	$1.49	$1.31	$1.36	$1.14
Diluted EPS	$1.47	$1.29	$1.33	$1.12

PRO FORMA INFORMATION

Had the Company’s shares held by subsidiaries been accounted for as available-for-sale financial assets rather than treasury stock (after tax):

	2009	2008

Net income for calculation of basic EPS purpose	$6,905,441	$6,695,152

Net income for calculation of diluted EPS purpose	$6,878,969	$6,634,560

EARNING PER SHARE
Basic EPS	$1.26	$1.18
Diluted EPS	$1.24	$1.16

(With Deloitte & Touche audit report dated March 10, 2010)	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

							Other Equity Adjustments
							Unrealized
	Capital Stock			Retained Earnings			Gain (Loss) on	Cumulative			Total
	Common	Capital Received	Capital	Legal	Unappropriated		Financial	Translation	Unrecognized	Treasury	Shareholders'
	Stock	in Advance	Surplus	Reserve	Earnings	Total	Instruments	Adjustments	Pension Cost	Stock	Equity

BALANCE, JANUARY 1, 2008	$54,475,589	$491,883	$6,394,834	$1,698,504	$12,199,709	$13,898,213	$402,518	$2,179,808	$(6,516)	$(2,662,968)	$75,173,361
Appropriations of 2007 earnings
Legal reserve	-	-	-	1,216,525	(1,216,525)	-	-	-	-	-	-
Remuneration to directors and supervisors	-	-	-	-	(216,000)	(216,000)	-	-	-	-	(216,000)
Bonus to employees - cash	-	-	-	-	(383,205)	(383,205)	-	-	-	-	(383,205)
Bonus to employees - stock	383,205	-	-	-	(383,205)	(383,205)	-	-	-	-	-
Cash dividends - 17.1%	-	-	-	-	(9,361,728)	(9,361,728)	-	-	-	-	(9,361,728)
Stock dividends - 0.9%	492,723	-	-	-	(492,723)	(492,723)	-	-	-	-	-
Issuance of common stock from capital surplus	1,094,939	-	(1,094,939)	-	-	-	-	-	-	-	-
Adjustment arising from changes in percentage of ownership in investees	-	-	1,014	-	-	-	(432,247)	-	(8,190)	(3,271,523)	(3,710,946)
Cash dividends paid to subsidiaries	-	-	535,100	-	-	-	-	-	-	-	535,100
Unrealized loss on available-for-sale financial assets	-	-	-	-	-	-	(18,014)	-	-	-	(18,014)
Change in unrealized loss on cash flow hedging financial instruments	-	-	-	-	-	-	(391,695)	-	-	-	(391,695)
Stock options exercised by employees
Common stock	198,067	(61,952)	101,268	-	-	-	-	-	-	-	237,383
Capital received in advance	-	3,387	-	-	-	-	-	-	-	-	3,387
Conversion of convertible bonds	259,755	(429,931)	436,010	-	-	-	-	-	-	-	265,834
Net income in 2008	-	-	-	-	6,160,052	6,160,052	-	-	-	-	6,160,052
Cumulative translation adjustments	-	-	-	-	-	-	-	2,694,149	-	-	2,694,149
Unrecognized pension cost	-	-	-	-	-	-	-	-	(215,695)	-	(215,695)
Acquisition of treasury stock - 108,700 thousand shares	-	-	-	-	-	-	-	-	-	(1,099,989)	(1,099,989)
BALANCE, DECEMBER 31, 2008	56,904,278	3,387	6,373,287	2,915,029	6,306,375	9,221,404	(439,438)	4,873,957	(230,401)	(7,034,480)	69,671,994
Appropriations of 2008 earnings
Legal reserve	-	-	-	616,005	(616,005)	-	-	-	-	-	-
Cash dividends - 5.0%	-	-	-	-	(2,736,568)	(2,736,568)	-	-	-	-	(2,736,568)
Adjustment arising from changes in percentage of ownership in investees	-	-	1,369	-	27	27	380,464	-	8,793	-	390,653
Cash dividends paid to subsidiaries	-	-	160,895	-	-	-	-	-	-	-	160,895
Change in unrealized gain on cash flow hedging financial instruments	-	-	-	-	-	-	84,472	-	-	-	84,472
Stock options exercised by employees
Common stock	74,245	(3,387)	32,726	-	-	-	-	-	-	-	103,584
Capital received in advance	-	135,205	-	-	-	-	-	-	-	-	135,205
Net income in 2009	-	-	-	-	6,744,546	6,744,546	-	-	-	-	6,744,546
Cumulative translation adjustments	-	-	-	-	-	-	-	(1,597,449)	-	-	(1,597,449)
Unrecognized pension cost	-	-	-	-	-	-	-	-	(27,033)	-	(27,033)
Acquisition of treasury stock - 109,274 thousand shares	-	-	-	-	-	-	-	-	-	(1,314,273)	(1,314,273)
Retirement of treasury stock - 217,974 thousand shares	(2,179,740)	-	(234,522)	-	-	-	-	-	-	2,414,262	-
BALANCE, DECEMBER 31, 2009	$54,798,783	$135,205	$6,333,755	$3,531,034	$9,698,375	$13,229,409	$25,498	$3,276,508	$(248,641)	$(5,934,491)	$71,616,026

(With Deloitte & Touche audit report dated March 10, 2010)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,744,546	$6,160,052
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,611,664	5,897,774
Amortization	349,617	412,468
Provision for inventory valuation	112,025	430,394
Equity in earnings of equity method investments, net of cash dividends of NT $1,784,475 thousand and NT $805,103 thousand received in 2009 and 2008, respectively	(977,761)	(1,604,633)
Deferred income taxes	281,359	694,539
Other	376,609	806,424
Changes in operating assets and liabilities
Financial assets for trading	(15,747)	-
Accounts receivable	(4,489,556)	4,927,024
Other receivables (including related parties)	(83,966)	76,471
Inventories	(678,765)	373,260
Other current assets	(53,902)	6,238
Financial liabilities for trading	(21,043)	47,789
Accounts payable (including related parties)	2,749,616	(2,827,863)
Income tax payable	165,995	(78,146)
Accrued expenses	257,541	610,576
Other payables (including related parties)	22,919	(82,558)
Other current liabilities	121,833	(2,862)

Net cash provided by operating activities	10,472,984	15,846,947

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(570,000)	(3,020,000)
Proceeds from disposal of available-for-sale financial assets	570,058	7,578,407
Acquisition of bond investments with no active market	-	(450,000)
Proceeds from disposal of bonds investments with no active market	450,000	-
Proceeds from disposal of held-to-maturity financial assets	-	50,000
Acquisition of financial assets carried at cost	(104,914)	(39,552)
Increase in equity method investments	(23,614,725)	(34,990,304)
Proceeds from disposal of equity method investments	20,814,031	-
Cash received from return of capital on long-term investments	-	33,145
Acquisition of property, plant and equipment	(5,574,392)	(4,926,877)
Proceeds from disposal of property, plant and equipment	101,739	593,528
Increase in patents	-	(92,026)
Decrease (increase) in guaranteed deposits	2,768	(1,057)
Increase in deferred charges	(256,365)	(372,306)
Decrease (increase) in restricted assets	(300)	1,078
Increase in other receivables from related parties	(450,000)	-

Net cash used in investing activities	(8,632,100)	(35,635,964)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

	2009	2008

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in other payables to related parties	$4,893,800	$-
Proceeds from long-term bank loans	27,680,050	36,699,000
Repayment of long-term bank loans	(28,263,090)	(1,562,335)
Repayment of bonds payable	(1,375,000)	(5,549,983)
Repayment of capital lease obligations	(18,413)	(25,507)
Decrease in guarantee deposits received	(121)	(48,634)
Cash bonus to employees, remuneration to directors and supervisors	-	(599,205)
Cash dividends	(2,736,568)	(9,361,728)
Proceeds from exercise of stock options by employees	238,789	240,770
Acquisition of treasury stock	(1,314,273)	(1,099,989)

Net cash provided by (used in) financing activities	(894,826)	18,692,389

NET INCREASE (DECREASE) IN CASH	946,058	(1,096,628)

CASH, BEGINNING OF YEAR	3,133,212	4,229,840

CASH, END OF YEAR	$4,079,270	$3,133,212

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	$1,171,916	$717,443
Income tax paid	471,854	565,058

Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$6,838,333	$4,292,093
Decrease (increase) in payable (including related parties)	(1,263,941)	634,784

	$5,574,392	$4,926,877

Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$140,891	$91,899
Decrease (increase) in other receivables (including related parties)	(39,152)	501,629

	$101,739	$593,528

Cash received from disposal of equity method investments
Proceeds from disposal of equity method investments	$29,608,501	$-
Increase in other receivables	(8,794,470)	-

	$20,814,031	$-

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(In Thousands of New Taiwan Dollars)

	2009	2008

Cash paid for acquisition of equity method investments
Acquisition of equity method investments	$32,409,195	$34,990,304
Capitalization from other receivables	(8,794,470)	-

	$23,614,725	$34,990,304

Cash received from return of capital on long-term investments
Cash received from return of capital on long-term investments	$3,169	$33,145
Increase in other receivables from related parties	(3,169)	-

	$-	$33,145

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Bonds converted to capital stock	$-	$265,834
Current portion of capital lease obligations	9,048	18,320

(With Deloitte & Touche audit report dated March 10, 2010) (Concluded)

Advanced Semiconductor Engineering, Inc. and Subsidiaries

Consolidated Financial Statements as of
December 31, 2008 and 2009 and for the
Years Ended December 31, 2007, 2008 and 2009 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009, all expressed in New Taiwan dollars.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, auditing standards generally accepted in the Republic of China (“ROC”) and the Standards of the Public Company Accounting Oversight Board (United States).  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC.

As discussed in Note 3 to the consolidated financial statements, starting from January 1, 2009, the Company adopted the newly revised ROC Statement of Financial Accounting Standards (“SFAS”) No.10, “Accounting for Inventories”.  Besides, starting from January 1, 2008, the Company changed its method of accounting for bonuses paid to employees, directors and supervisors upon adoption of Interpretation 96-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued by the ROC Accounting Research and Development Foundation (“ARDF”) in March 2007.

Accounting principles generally accepted in the ROC differ in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche
Taipei, Taiwan
The Republic of China
April 28, 2010

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Par Value)

	December 31				December 31
	2008	2009			2008	2009
ASSETS	NT$	NT$	US$	LIABILITIES AND SHAREHOLDERS’ EQUITY	NT$	NT$	US$

CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents	$26,138,930	$22,557,494	$706,025	Short-term borrowings	$8,779,267	$13,024,993	$407,668
Financial assets at fair value through profit or loss - current	537,480	1,024,711	32,072	Financial liabilities at fair value through profit or loss - current	82,876	74,530	2,333
Available-for-sale financial assets - current	279,812	3,995,524	125,056	Hedging derivative liabilities - current	-	122,495	3,834
Bond investments with no active market - current	450,000	-	-	Accounts payable	5,167,347	8,954,015	280,251
Accounts receivable, net	11,388,105	17,811,541	557,482	Income tax payable	1,265,274	1,181,485	36,979
Other receivables	587,030	763,679	23,902	Accrued expenses	4,194,044	4,453,294	139,383
Other receivables from related parties	32,003	463,068	14,494	Payable for properties	2,246,924	3,433,235	107,457
Guarantee deposits - current	16,074	256,876	8,040	Advance real estate receipts	-	1,507,472	47,182
Inventories	3,635,032	4,955,227	155,093	Current portion of long-term bank loans	2,670,845	923,284	28,898
Construction in progress related to property development	1,144,113	7,251,193	226,954	Current portion of capital lease obligations	23,133	12,055	377
Deferred income tax assets - current	1,085,448	893,622	27,969	Other current liabilities	840,984	887,231	27,769
Other current assets	1,072,824	1,440,067	45,072
				Total current liabilities	25,270,694	34,574,089	1,082,131
Total current assets	46,366,851	61,413,002	1,922,159
				LONG-TERM DEBTS
LONG-TERM INVESTMENTS				Hedging derivative liabilities - noncurrent	391,695	311,778	9,758
Financial assets carried at cost - noncurrent	547,368	692,059	21,661	Long-term bonds payable	1,375,000	-	-
Bond investments with no active market - noncurrent	-	96,090	3,007	Long-term bank loans	49,839,565	49,076,618	1,536,044
Equity method investments	3,779,670	4,371,841	136,834	Capital lease obligations	15,927	3,718	116

Total long-term investments	4,327,038	5,159,990	161,502	Total long-term debts	51,622,187	49,392,114	1,545,918

PROPERTY, PLANT AND EQUIPMENT				OTHER LIABILITIES
Cost				Accrued pension cost	2,663,776	2,729,844	85,441
Land	2,395,951	2,374,530	74,320	Deferred income tax liabilities	151,729	180,955	5,663
Buildings and improvements	39,763,199	41,186,763	1,289,101	Others	520,859	470,200	14,717
Machinery and equipment	129,424,251	131,206,473	4,106,619
Transportation equipment	212,956	201,003	6,291	Total other liabilities	3,336,364	3,380,999	105,821
Furniture and fixtures	3,765,175	3,800,859	118,963
Leased assets and leasehold improvements	390,209	343,204	10,742	Total liabilities	80,229,245	87,347,202	2,733,870
Total cost	175,951,741	179,112,832	5,606,036
Less: Accumulated depreciation	(98,560,461)	(109,231,262)	(3,418,819)	EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Less: Accumulated impairment	(12,991)	(5,401)	(169)	Capital stock - NT$10 par value
	77,378,289	69,876,169	2,187,048	Authorized - 8,000,000 thousand shares
Construction in progress	4,989,149	4,167,279	130,431	Issued - 5,690,428 thousand shares in 2008 and 5,479,878 thousand shares in
Machinery in transit and prepayments	2,390,546	5,320,412	166,523	2009	56,904,278	54,798,783	1,715,142
				Capital received in advance	3,387	135,205	4,232
Net property, plant and equipment	84,757,984	79,363,860	2,484,002	Capital surplus
				Capital in excess of par value	1,329,634	1,311,421	41,046
INTANGIBLE ASSETS				Treasury stock transactions	823,813	827,285	25,893
Patents	130,373	101,716	3,184	Long-term investment	3,536,854	3,538,222	110,743
Goodwill	9,456,091	9,419,005	294,805	Others	682,986	656,827	20,558
Deferred pension cost	73,793	58,450	1,829	Total capital surplus	6,373,287	6,333,755	198,240
Acquired special technology	626,362	484,544	15,166	Retained earnings	9,221,404	13,229,409	414,066
Land use rights	1,438,351	1,385,144	43,353	Other equity adjustments
Other intangible assets	867,079	783,839	24,533	Unrealized gain or loss on financial instruments	(439,438)	25,498	798
				Cumulative translation adjustments	4,873,957	3,276,508	102,551
Total intangible assets	12,592,049	12,232,698	382,870	Unrecognized pension cost	(230,401)	(248,641)	(7,782)
				Treasury stock - 431,232 thousand shares in 2008 and 322,532 thousand shares in
OTHER ASSETS				2009	(7,034,480)	(5,934,491)	(185,743)
Assets leased to others	688,656	586,067	18,343	Total other equity adjustments	(2,830,362)	(2,881,126)	(90,176)
Idle assets	361,388	361,835	11,325
Guarantee deposits - noncurrent	45,150	50,628	1,585	Total equity attributable to shareholders of the parent	69,671,994	71,616,026	2,241,504
Deferred charges	1,156,213	1,030,404	32,251
Deferred income tax assets - noncurrent	1,629,709	1,621,017	50,736	MINORITY INTEREST	2,288,748	3,097,668	96,954
Restricted assets	191,416	177,565	5,557
Others	73,533	63,830	1,998	Total shareholders' equity	71,960,742	74,713,694	2,338,458

Total other assets	4,146,065	3,891,346	121,795

TOTAL	$152,189,987	$162,060,896	$5,072,328	TOTAL	$152,189,987	$162,060,896	$5,072,328

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 28, 2010)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$
NET REVENUES
Packaging	$78,516,274	$73,391,622	$67,935,456	$2,126,305
Testing	20,007,839	19,021,360	15,795,108	494,370
Other	2,638,956	2,017,930	2,044,750	63,998

Total net revenues	101,163,069	94,430,912	85,775,314	2,684,673

COST OF REVENUES
Packaging	58,261,353	59,178,272	55,557,439	1,738,887
Testing	12,634,387	12,766,132	11,342,103	354,995
Other	2,024,020	717,034	729,588	22,835

Total cost of revenues	72,919,760	72,661,438	67,629,130	2,116,717

GROSS PROFIT	28,243,309	21,769,474	18,146,184	567,956

OPERATING EXPENSES
Research and development	3,073,491	3,671,204	3,611,950	113,050
Selling	994,229	1,158,637	1,209,199	37,847
General and administrative	5,512,880	5,694,224	4,310,692	134,920

Total operating expenses	9,580,600	10,524,065	9,131,841	285,817

INCOME FROM OPERATIONS	18,662,709	11,245,409	9,014,343	282,139

NON-OPERATING INCOME AND GAINS
Interest income	348,660	326,772	173,870	5,442
Gain on valuation of financial assets, net	205,997	286,914	934,938	29,262
Equity in earnings of equity method investees	345,705	77,450	330,117	10,332
Foreign exchange gain, net	403,532	282,031	4,203	132
Others	1,176,137	985,336	815,680	25,530

Total non-operating income and gains	2,480,031	1,958,503	2,258,808	70,698

NON-OPERATING EXPENSES AND LOSSES
Interest expense	1,574,524	1,813,296	1,508,023	47,200
Loss on valuation of financial liabilities	28,583	732,204	645,774	20,212
Impairment loss	994,682	293,319	11,117	348
Others	1,193,083	889,328	719,847	22,530

Total non-operating expenses and losses	3,790,872	3,728,147	2,884,761	90,290

INCOME BEFORE INCOME TAX	17,351,868	9,475,765	8,388,390	262,547

INCOME TAX EXPENSE	3,357,384	2,268,282	1,484,922	46,476

NET INCOME	$13,994,484	$7,207,483	$6,903,468	$216,071

ATTRIBUTABLE TO
Shareholders of the parent	$12,165,249	$6,160,052	$6,744,546	$211,097
Minority interest	1,829,235	1,047,431	158,922	4,974

	$13,994,484	$7,207,483	$6,903,468	$216,071
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$

EARNINGS PER SHARE
Basic earnings per share
Before income tax	$2.55	$1.36	$1.49	$0.05
After income tax	$2.26	$1.14	$1.31	$0.04

Diluted earnings per share
Before income tax	$2.46	$1.33	$1.47	$0.05
After income tax	$2.18	$1.12	$1.29	$0.04

EARNINGS PER ADS
Basic earnings per ADS
Before income tax	$12.73	$6.81	$7.43	$0.23
After income tax	$11.28	$5.71	$6.53	$0.20

Diluted earnings per ADS
Before income tax	$12.32	$6.67	$7.34	$0.23
After income tax	$10.90	$5.59	$6.45	$0.20

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 28, 2010) (Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Amounts in Thousands)

				Retained Earnings			Other Equity Adjustments
							Unrealized
							Gain
		Capital					(Loss) on	Cumulative	Unrecognized			Total
	Capital	Received	Capital	Legal	Unappropriated		Financial	Translation	Pension	Treasury	Minority	Shareholders’
	Stock	in Advance	Surplus	Reserve	Earnings	Total	Instruments	Adjustments	Cost	Stock	Interest	Equity

New Taiwan Dollars

BALANCE, JANUARY 1, 2007	$45,925,086	$384,428	$3,805,768	$-	$16,985,043	$16,985,043	$416,400	$1,330,651	$(19,041)	$(2,808,436)	$11,106,860	$77,126,759
Appropriations of 2006 earnings
Legal reserve	-	-	-	1,698,504	(1,698,504)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(300,000)	(300,000)	-	-	-	-	-	(300,000)
Bonus to employees - cash	-	-	-	-	(535,028)	(535,028)	-	-	-	-	-	(535,028)
Bonus to employees - stock	535,029	-	-	-	(535,029)	(535,029)	-	-	-	-	-	-
Cash dividends - 15%	-	-	-	-	(6,941,011)	(6,941,011)	-	-	-	-	-	(6,941,011)
Stock dividends - 15%	6,941,011	-	-	-	(6,941,011)	(6,941,011)	-	-	-	-	-	-
Adjustment of equity method investments	-	-	15,867	-	-	-	(15,069)	-	12,525	145,468	(142,209)	16,582
Cash dividends received by subsidiaries from parent company	-	-	271,945	-	-	-	-	-	-	-	-	271,945
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	1,187	-	-	-	-	1,187
Stock options exercised by employees
Common stock	697,276	(384,428)	649,392	-	-	-	-	-	-	-	-	962,240
Capital received in advance	-	61,952	-	-	-	-	-	-	-	-	-	61,952
Conversion of convertible bonds
Common stock	377,187	-	923,608	-	-	-	-	-	-	-	-	1,300,795
Capital received in advance	-	429,931	-	-	-	-	-	-	-	-	-	429,931
Capital surplus from accrued interest on convertible bonds	-	-	728,254	-	-	-	-	-	-	-	-	728,254
Net income in 2007	-	-	-	-	12,165,249	12,165,249	-	-	-	-	1,829,235	13,994,484
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	1,283,507	1,283,507
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	489,134	489,134
Cumulative translation adjustments	-	-	-	-	-	-	-	849,157	-	-	-	849,157
BALANCE, DECEMBER 31, 2007	54,475,589	491,883	6,394,834	1,698,504	12,199,709	13,898,213	402,518	2,179,808	(6,516)	(2,662,968)	14,566,527	89,739,888
Appropriations of 2007 earnings
Legal reserve	-	-	-	1,216,525	(1,216,525)	-	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	(216,000)	(216,000)	-	-	-	-	-	(216,000)
Bonus to employees - cash	-	-	-	-	(383,205)	(383,205)	-	-	-	-	-	(383,205)
Bonus to employees - stock	383,205	-	-	-	(383,205)	(383,205)	-	-	-	-	-	-
Cash dividends - 17.1%	-	-	-	-	(9,361,728)	(9,361,728)	-	-	-	-	-	(9,361,728)
Stock dividends - 0.9%	492,723	-	-	-	(492,723)	(492,723)	-	-	-	-	-	-
Issuance of common stock from capital surplus	1,094,939	-	(1,094,939)	-	-	-	-	-	-	-	-	-
Adjustment of equity method investments	-	-	1,014	-	-	-	(432,247)	-	(8,190)	(3,271,523)	(250,883)	(3,961,829)
Cash dividends received by subsidiaries from parent company	-	-	535,100	-	-	-	-	-	-	-	-	535,100
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	(18,014)	-	-	-	-	(18,014)
Change in unrealized loss on cash flow hedging financial instruments	-	-	-	-	-	-	(391,695)	-	-	-	-	(391,695)
Stock options exercised by employees
Common stock	198,067	(61,952)	101,268	-	-	-	-	-	-	-	-	237,383
Capital received in advance	-	3,387	-	-	-	-	-	-	-	-	-	3,387
Conversion of convertible bonds	259,755	(429,931)	436,010	-	-	-	-	-	-	-	-	265,834
Net income in 2008	-	-	-	-	6,160,052	6,160,052	-	-	-	-	1,047,431	7,207,483
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	1,435,527	1,435,527
Changes in minority interest from acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	(14,509,854)	(14,509,854)
Cumulative translation adjustments	-	-	-	-	-	-	-	2,694,149	-	-	-	2,694,149
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	(215,695)	-	-	(215,695)
Acquisition of treasury stock - 108,700 thousand shares	-	-	-	-	-	-	-	-	-	(1,099,989)	-	(1,099,989)
BALANCE, DECEMBER 31, 2008	56,904,278	3,387	6,373,287	2,915,029	6,306,375	9,221,404	(439,438)	4,873,957	(230,401)	(7,034,480)	2,288,748	71,960,742
Appropriations of 2008 earnings
Legal reserve	-	-	-	616,005	(616,005)	-	-	-	-	-	-	-
Cash dividends - 5.0%	-	-	-	-	(2,736,568)	(2,736,568)	-	-	-	-	-	(2,736,568)
Adjustment of equity method investments	-	-	1,369	-	27	27	380,464	-	8,793	-	-	390,653
Cash dividends received by subsidiaries from parent company	-	-	160,895	-	-	-	-	-	-	-	-	160,895
Change in unrealized loss on cash flow hedging financial instruments	-	-	-	-	-	-	84,472	-	-	-	-	84,472
Stock options exercised by employees
Common stock	74,245	(3,387)	32,726	-	-	-	-	-	-	-	-	103,584
Capital received in advance	-	135,205	-	-	-	-	-	-	-	-	-	135,205
Net income in 2009	-	-	-	-	6,744,546	6,744,546	-	-	-	-	158,922	6,903,468
Changes in minority interest	-	-	-	-	-	-	-	-	-	-	213,335	213,335
Cumulative translation adjustments	-	-	-	-	-	-	-	(1,597,449)	-	-	433,118	(1,164,331)
Change in net loss not recognized as pension cost	-	-	-	-	-	-	-	-	(27,033)	-	3,545	(23,488)
Acquisition of treasury stock - 109,274 thousand shares	-	-	-	-	-	-	-	-	-	(1,314,273)	-	(1,314,273)
Retirement of treasury stock - 217,974 thousand shares	(2,179,740)	-	(234,522)	-	-	-	-	-	-	2,414,262	-	-

BALANCE, DECEMBER 31, 2009	$54,798,783	$135,205	$6,333,755	$3,531,034	$9,698,375	$13,229,409	$25,498	$3,276,508	$(248,641)	$(5,934,491)	$3,097,668	$74,713,694

U.S. Dollars

BALANCE, DECEMBER 31, 2009	$1,715,142	$4,232	$198,240	$110,517	$303,549	$414,066	$798	$102,551	$(7,782)	$(185,743)	$96,954	$2,338,458

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 28, 2010)

■Attachment IV

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Revised Procedure for Company’s Handling

Procedure for Loans to Third Parties

Original Provisions	Provisions after Revision
Article 7 Decision-making and Authority Delegation	Article 7 Decision-making and Authority Delegation
1.       Before granting a loan, the Finance Department shall evaluate and determine whether the Procedure has been adequately followed and the evaluation results aling with the assessment started in Artile 6 shall be submitted to the President for approval which shall then be approved by the board of directors before the lending can be conducted.

1.       Before granting a loan, the Finance Department shall evaluate and determine whether the Procedure has been adequately followed and the evaluation results aling with the assessment started in Artile 6 shall be submitted to the President for approval which shall then be approved by the board of directors before the lending can be conducted.

2.       Lending between the Company and its parent  company or subsidiaries, or between its subsidiaries shall be submitted to the board of directors for a resolution as stated above. The chairman may be authorized to lend to a given party several times or provide it with a revolving credit within a year on condition that the combined amount does not exceed the total granted at a board meeting.

3.       Except for foreign firms directly or indirectly 100% controlled by the Company that meet the conditions as set forth in Article 2.3, which are free from any limits to the amount lent between them, the amount of loans granted to any single company by the Company or subsidiaries shall not exceed 10% of the net worth shown on its most recent financial statements.

2.       Where the company has set up independent directors, before granting a loan, their opinions shall be full consideration and included the independent director’s assenting or disassenting opinion as well as the reasons of disassenting in the minutes of BOD’s meeting.

4.       Where the company has set up independent directors, before granting a loan, their opinions shall be full consideration and included the independent director’s assenting or disassenting opinion as well as the reasons of disassenting in the minutes of BOD’s meeting.

3. Lending of funds and relevant matters shall be presented in the shareholders’ meeting of the following year.	5. Lending of funds and relevant matters shall be presented in the shareholders’ meeting of the following year.

■Attachment V

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Revised Procedure for the Company’s Handling

Procedure for Endorsements and Guarantees
Original Provisions	Provisions after Revision
Article 3 The targets of endorsements and guarantees	Article 3 The targets of endorsements and guarantees
 1.    The Company may only provide endorsements for the following:
(1)Firms with which the Company has business dealings.
(2)Firms in which the Company controls over 50% of the voting rights (either directly or indirectly).
(3)A firm that controls over 50% of the voting rights in the Company (either directly or indirectly).

 1.    The Company may only provide endorsements for the following:
(1)Firms with which the Company has business dealings.
(2)Firms in which the Company controls over 50% of the voting rights (either directly or indirectly).
(3)A firm that controls over 50% of the voting rights in the Company (either directly or indirectly).

2. Firms directly or indirectly 100% controlled by the Company may provide guarantees to one another.
2.     Firms directly or indirectly controlled by the Company up to 90% or more may provide guarantees to one another subject to a board resolution with the amount not exceeding 10% of the Company's net worth as shown in its most recent financial statements. The above rule does not apply to guarantees provided to one another by firms 100% directly or indirectly controlled by the Company.

3.     Rule 2 does not apply to endorsements made to companies in which all contributing shareholders have a joint investment relationship according to their shareholding percentages, and it shall receive the endorsement.

3.     Rule 2 does not apply to endorsements made to companies in which all contributing shareholders have a joint investment relationship according to their shareholding percentages, and it shall receive the endorsement.

4. The aforementioned contribution refers to funds provided directly by the Company or through a company 100% owned by the Company.	4. The aforementioned contribution refers to funds provided directly by the Company or through a company 100% owned by the Company.
Article 4 Guarantee Ceiling	Article 4 Guarantee Ceiling
1. Combined guarantees provided to third parties shall not exceed 100% of the Company's net worth as shown in its most recent financial statements.	1. Combined guarantees provided to third parties shall not exceed 40% of the Company's net worth as shown in its most recent financial statements.
2. Guarantees provided to any single business shall not exceed 30% of the Company's net worth as shown in its most recent financial statements.	2. Guarantees provided to any single business shall not exceed 30% of the Company's net worth as shown in its most recent financial statements.
3. Combined guarantees provided by the Company and subsidiaries to third parties shall not exceed 45% of the Company's net worth as shown in its most recent financial statements.

4. Combined guarantees provided by the Company and subsidiaries to any single business shall not exceed 35% of the Company's net worth as shown in its most recent financial statements.
3.     As well as the above rules, guarantees provided to a business the Company has dealings with shall not exceed the amount associated with the dealings the Company has with it. Amount associated with dealings with a business refer to income arising from products sold or services provided or cost incurred as a result of purchases of goods or services, whichever is higher, in the most recent one year.

5.     As well as the above rules, guarantees provided to a business the Company has dealings with shall not exceed the amount associated with the dealings the Company has with it. Amount associated with dealings with a business refer to income arising from products sold or services provided or cost incurred as a result of purchases of goods or services, whichever is higher, in the most recent one year.

Article 5 Procedure for Providing Guarantees	Article 5 Procedure for Providing Guarantees
1.     Before granting a guarantee to a business having a quota provided by the Company, the business shall provide the Company with details including amount, length of time and nature of the guarantee it requests. The guarantee shall be granted only after the Finance Department evaluates the risks involved and the request is approved by the board.

1.     Before granting a guarantee to a business having a quota provided by the Company, the business shall provide the Company with details including amount, length of time and nature of the guarantee it requests. The guarantee shall be granted only after the Finance Department evaluates the risks involved and the request is approved by the board.

 2.    The Finance Department shall check the credit history of the business requesting a guarantee and evaluate the risks involved. The following aspects shall be evaluated when conducting an evaluation:
(1)     Necessity and reasonableness for the guarantee
(2)     Creditworthiness of the business to which a guarantee is provided and the risks involved
(3)     The impact the guarantee has on the Company's operating risks, financial condition and shareholders' rights and interests
(4)     Is collateral required and how much it is worth if it is
(5)     For a guarantee provided to a business the Company has dealings with, is the amount guaranteed commensurate with the amount of dealings involved

 2.    The Finance Department shall check the credit history of the business requesting a guarantee and evaluate the risks involved. The following aspects shall be evaluated when conducting an evaluation:
(1)    Necessity and reasonableness for the guarantee
(2)    Creditworthiness of the business to which a guarantee is provided and the risks involved
(3)   The impact the guarantee has on the Company's operating risks, financial condition and shareholders' rights and interests
(4)    Is collateral required and how much it is worth if it is
(5)     For a guarantee provided to a business the Company has dealings with, is the amount guaranteed commensurate with the amount of dealings involved

3. If determined by evaluation to be necessary, collateral shall obtained and properly dealt with (hypothecated, pledged etc).	3. If determined by evaluation to be necessary, collateral shall obtained and properly dealt with (hypothecated, pledged etc).

4.     The Finance Department shall keep a written record of guarantees the Company provides, indicating the parties and amounts guaranteed, dates they were passed at board meetings or approved by the president, and periods during which guarantees are valid. It shall evaluate all the aspects stated above and indicate in the record conditions the Company must meet to be relieved of its guarantee responsibility or the date when that happens.

4.     The Finance Department shall keep a written record of guarantees the Company provides, indicating the parties and amounts guaranteed, dates they were passed at board meetings or approved by the president, and periods during which guarantees are valid. It shall evaluate all the aspects stated above and indicate in the record conditions the Company must meet to be relieved of its guarantee responsibility or the date when that happens.

5.     In addition to the above four rules, when the Company or a subsidiary provides another subsidiary, whose net worth is less than 1/2 of its paid-in capital, with a guarantee the Finance Department of the Company or subsidiary providing the guarantee shall pay constant attention to the guaranteed subsidiary's finances, sales and creditworthiness. If major risks are found to exist, a written report shall be submitted to its board of directors.

■Attachment VI

Advanced Semiconductor Engineering, Inc.

Table of Comparison of the Revised Articles of Incorporation
Original Provisions	Provisions after Revision
Article 7: Share certificates of the Company are all registered in form, which shall be signed or affixed with seal by more than three directors as well as duly attested before they can be issued.
Article 7:
Share certificates of the Company are all registered in form, which shall be signed or affixed with seal by more than three directors as well as duly attested before they can be issued. According to Article 162.2 of the Company Act, the Company may choose to not provide share certificates in print form.

Article 19.1:
Board meetings shall be notified to directors and supervisors seven days in advance with the reason indicated. In an emergency, a board meeting may be called at any time.
Notifications of board meetings may be in writing or via email or fax.

Article 27:
The articles of incorporation were passed at a founders' meeting held on March 11, 1984.
The first amendment was made on May 3, 1984.
．
．
The thirty-fourth amendment was made on June 28, 2007.
The thirty-fifth amendment was made on June 19, 2008.
The thirty-sixth amendment was made on June 25, 2009 .

Article 27:
The articles of incorporation were passed at a founders' meeting held on March 11, 1984.
The first amendment was made on May 3, 1984.
．
．
The thirty-fourth amendment was made on June 28, 2007.
The thirty-fifth amendment was made on June 19, 2008.
The thirty-sixth amendment was made on June 25, 2009.
The thirty-seventh amendment was made on June 14, 2010.

■Appendix I

Advanced Semiconductor Engineering, Inc.

Rules of Procedure for the Shareholders’ Meeting

1.	The Shareholders’ Meeting of the Company shall be conducted in accordance with the Rules specified herein.

2.
Attending shareholders (or their proxies) shall wear attendance badges, and shall submit sign-in cards in lieu of signing in. The number of voting right shall be calculated according to the sign-in cards submitted.

3.
Unless as stipulated in Article 179 of The Company Act whereas there are shares that have no voting right for shareholders of the Company, there is one vote for each share. When a shareholder is unable to attend the shareholders’ meeting for whatever the reason, the shareholder may present a proxy statement printed by the Company that states the scope of authorization to entrust a proxy to attend the shareholders’ meeting. With the exception of trust enterprises or stock affair agencies approved by competent securities authorities concerned, the votes that may be cast by one proxy representing two or more shareholders shall not exceed three percent of the votes of total shares issued; any votes in excess of that limit shall not be counted.

4.
The venue for the shareholders’ meeting shall be where the Company is located or a place convenient for shareholders to attend and suitable for convening the shareholders’ meeting. The beginning time for the meeting may not be earlier than 9 a.m. or later than 3 p.m.

5.
Unless otherwise provided by The Company Act, the shareholders’ meeting shall be convened by the board of directors and presided by the chairperson. If the chairperson is on leave or unable to exercise the official function for whatever the reason, Article 208 Paragraph 3 of The Company Act shall govern. If the shareholders’ meeting is convened by someone entitled to convene such a meeting who is not a member of the board of directors, the meeting shall be presided by the convening person. Where there are two or more persons entitled to convene the shareholders’ meeting, they shall nominate among them one person to preside the meeting.

6.
The Company may appoint the retained lawyers, certified public accountants or relevant personnel to attend the shareholders’ meeting. The staff handling administrative affairs of the shareholders’ meeting shall wear identification badges or arm-bands.

7.	The Company shall record the whole course of the shareholders’ meeting on audio tape or video tape, and shall keep the tapes on file for at least one year.

8.
When the time comes for the shareholders’ meeting to begin, the chairperson shall immediately call the meeting in session. However, if the shareholders present represent less than half of the total issued shares, the chairperson may postpone the commencement of the meeting. The meeting may be postponed up to twice, and the total duration of postponement may not exceed one hour. If after two postponements the number of shareholders present is still insufficient while the shareholders present do represent at least one third of the total issued shares, provisional resolutions may be adopted in accordance with Article 175 Paragraph 1 of the Company Act. If prior to the end of the meeting the shareholders present have represented at least half of the total issued shares, the chairperson may resubmit the provisional resolutions adopted by the meeting for a vote in accordance with Article 174 of The Company Act.

9.
Where the shareholders’ meeting is convened by the board of directors, the meeting agenda shall be set by the board of directors. The meeting shall proceed in accordance with the agenda, which may not be altered unless by the resolution of the shareholders’ meeting.

If the shareholders’ meeting is convened by someone entitled to convene such a meeting who is not a member of the board of directors, the rules of the preceding paragraph shall apply mutatis mutandis.

Unless by the resolution of the shareholders’ meeting, the chairperson may not declare the meeting ended until all items on the agenda (including extemporaneous motions) arranged in the preceding two paragraphs have been completed.

After the meeting is declared ended, shareholders may not elect a chairperson to resume the meeting at the original location or other premises, unless such declaration by the chairperson has violated the rules of procedure, whereas one person may be elected the chairperson with the consent of one half of the votes represented by shareholders present to resume the Meeting.

10.	When the shareholders’ meeting is in session, the chairperson may in his/her discretion allocate and announce time for breaks.

11.
Before a shareholder present at the meeting speaks, he/she shall first fill out a statement slip stating therein the main points of the statement, the shareholder's account number (or the attendance identification number) and account name, so that the chairperson may determine the order of speaking. The shareholder present at the meeting that merely submits a statement slip without speaking is considered not having spoken. If the contents of the statement do not conform to the contents of the statement slip, the contents of the statement shall govern. Unless given consent by the chairperson and the speaking shareholder, the other shareholders may not speak to interrupt when a shareholder is speaking; otherwise the chairperson shall stop the interruption.

12.
Unless permitted by the chairperson, no shareholder may speak for more than twice regarding the same proposal, and shall not last for more than five minutes each time.
If a shareholder violates rules under the preceding paragraph or goes beyond the scope of topics for discussion in speaking, the chairperson may stop him/her from speaking.

13.
When an institutional person attends the shareholders’ meeting as a proxy, the institutional person may assign only one representative to attend the meeting. When an institutional shareholder assigns two or more representatives to attend the shareholders’ meeting, only one of them may speak for any single proposal.

14.	After a shareholder present at the meeting speaks, the chairperson may reply in person or assign concerned personnel to reply.

15.
With respect to discussions of a proposal, if the chairperson feels that a consensus has been reached where a vote can be taken on the proposal, he/she may announce that the discussions shall cease and the proposal be submitted for a vote.

16.
The chairperson shall appoint monitors and ballot counters for voting on proposals. For qualifications, monitors must be shareholders. The results of each vote shall be announced on the spot and made into the minutes.

17.
Unless otherwise provided by The Company Act or the Company’s Articles of Incorporation, a proposal shall be approved by the consent of more than half of the votes of shares represented by shareholders present. In voting, a proposal is considered approved if the chairperson receives no dissenting opinions after requesting, which has the same effect as does voting by ballot.

18.
Where there is an amendment or an alternative for a proposal, the chairperson shall determine the order in which they are to be voted on with the original proposal. If any of the proposals has been approved, the other shall be treated as rejected and not be voted on separately.

19.
The chairperson may instruct the inspectors (or security personnel) to assist in maintaining order in the meeting venue. While assisting in maintaining order at the venue, the inspectors (or security personnel) shall wear arm-bands reading “Inspector”.

20.	All matters not provided by these Rules herein shall be handled in accordance with The Company Act, relevant laws and regulations, as well as the Company’s Articles of Incorporation.
21.	These Rules shall come into force given the approval of the shareholders’ meeting, and so shall be the amendment.

■Appendix II
Advanced Semiconductor Engineering, Inc.

Articles of Incorporation (Before Revisions)

Chapter I General Rules
Article 1	:	The Company is organized in accordance with the rules of The Company Act that governs companies limited by shares, and is named Advanced Semiconductor Engineering, Inc. in English.
Article 2	:
The businesses operated by the Company:
1. Manufacture, assembly, reprocessing, testing and export of integrated circuits of various types.
2. Research and development, design, manufacture, assembly, reprocessing, testing and export of various computer, electronic, communications and information products, as well as their peripherals and parts.
3. General export/import trades, excluding businesses requiring special permission.
4. CC01080 Electronic components manufacturing industry
5. CC01990 Other electrical, electronic and mechanical equipment manufacturing industry (IC lead frame, BGA substrate and FC substrate)
6. F119010 Electronic material wholesale business
7. F219010 Electronic material retail business
8. I199990 Other consultant service (technological and consultant service of IC lead frame, BGA substrate and FC substrate)
9. I601010 Leasing business
10. Engagement in businesses that are not banned or restricted by law with the exception of businesses requiring permit.

Article 3	:
Where the Company invests in another company as a limited liability shareholder, it is not subject to the restriction imposed by The Company Act providing that such investment shall not exceed a specified percentage of the total paid-in capital.

Article 4	:	The Company may provide external guarantees.
Article 5	:	The Company is headquartered in the Nantz Export Processing Zone in Kaohsiung, Taiwan. Branches, offices or business locations may be set up in Taiwan or overseas with board resolutions.
Chapter II Shares
Article 6	:
The Company's registered capital is NT$80 billion, divided into 8 billion shares with a face value of NT$10 per share. Stock options worth NT$8 billion are set aside for employee subscription. The board is authorized to issue the remainder in several batches.

Article 7	:	Share certificates of the Company are all registered in form, which shall be signed or affixed with seal by more than three directors as well as duly attested before they can be issued.
Article 8	:
Title transfer of stocks shall all be suspended from within sixty days before the shareholders’ general meeting is held, within thirty days before the shareholders’ provisional meeting is held, or within five days before the basis date for distribution of stock dividends and bonuses or other benefits determined by the Company.

Article 9	:	The Company’s processing rules of stock affairs shall fully comply with pertinent laws and regulations promulgated by the authorities concerned
Chapter III Shareholders’ Meeting
Article 10	:
The Company holds general and provisional shareholders' meetings. A general meeting is called by the board once a year within six months after the end of a fiscal year according to law. The provisional meeting is convened when necessary according to law.

Article 11	:
To convene the shareholders’ general meeting and the shareholders’ provisional meeting, the Company shall inform each and every shareholder of the date, venue and purpose of convening the meeting thirty days and fifteen days respectively in advance before the meeting is held.

Article 12	:
Unless otherwise provided by The Company Act, a resolution of the shareholders’ meeting shall be adopted by the consent of more than one half of the votes represented by the shareholders present in a meeting attended by shareholders representing more than one half of the total issued shares.

Article 13	:	Unless specified in Article 179 of The Company Act whereas no voting right is entitled, a shareholder of the Company shall be entitled to one vote for each share held.
Article 14	:
If a shareholder is unable to attend the shareholders’ meeting for whatever the reason, he/she may present a proxy statement printed by the Company, stating therein the scope of authorization to entrust a proxy to appear on his/her behalf. The above proxy statement shall be delivered to the Company five days in advance before the shareholders’ meeting is held.

Article 15	:
Unless otherwise stipulated in the Company Act, AGMs shall be called by the board and chaired by the president. Article 208.3 of the Company Act shall be followed if the president is absent. If an AGM is called by someone other than the president who has the right to call the meeting, the said person shall chair the meeting. If more than one person has the right to call the meeting, one shall be elected to chair the meeting.

Chapter IV Directors and Supervisors
Article 16	:
The Company shall have seven to nine Directors, of which there shall be two independent Directors and five to seven non-independent Directors, and also five to seven Supervisors to be elected by the shareholders’ meeting from candidates with legal capacity. Each director and supervisor shall hold office for a term of three years, and may continue to serve in the office if re-elected.
At the time of election of Directors and Supervisors, it should be handled according to Article 198 of the Company Act and the relevant laws and regulations.
When handling the aforementioned election of Directors, the election of independent Directors and non-independent Directors should be held together, with the names of the elected separately calculated, and those that receive more ballots that represent voting rights will be elected as independent Directors or non-independent Directors.

Article 16(1)	:
Shareholders retaining at least 1% of all outstanding shares and the board may nominate candidates for independent directorship. A list of candidates determined at board meetings to meet the criteria for being elected independent directors are submitted by the board to the AGM for consideration. If the Shareholder’s Meeting is convened by another person with the authority to convene the meeting, after the person with the authority to convene the meeting examines the qualifications of the candidate(s) for serving as an independent Director, the names are sent to the Shareholder’s meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for independent Director will be handled according to the Company Act, the Securities Exchange Law, and other relevant laws and regulations.

Article 16(2)	:
Independent directors shall be remunerated NT$2 million per person per year. If an independent serves on the board for less than a year, s/he shall be paid part of that amount for the number of days served.

Article 17	:
The board of directors shall be organized by the directors whose functions are as follows:
(1) Preparing the business plan.
(2) Making proposals regarding profit distribution or loss replenishment.
(3) Making proposals regarding capital increase/decrease.
(4) Reviewing and approving important rules and contracts.
(5) Appointing and dismissing the president of the Company.
(6) Establishing and dissolving branch organizations of the Company.
(7) Reviewing and approving budgets and actual budget.
(8) Other functions vested by The Company Act or by the resolution of the shareholders’ meeting.

Article 18	:	The board is formed by directors. The president shall be elected from the directors with 2/3 attending and over half of those attending voting for him/her. A vice president may be elected in the same way. The president represents the Company in its dealings with third parties. When the chairperson is on leave or unable to exercise his/her official functions for whatever the reason, the acting chairperson shall be designated in accordance with Article 208 of The Company Act.

Article 19	:	Unless otherwise provided by The Company Act, the board meeting shall be convened by the chairperson according to law. The meeting may be held at any location at home, or by video conference.
Article 20	:
A director may present a written proxy statement to entrust another director as the proxy to attend the board meeting and exercise the voting right on his/her behalf, but each director may act as a proxy for only one other director.

Chapter V Manager
Article 21	:	The Company shall have one president, whose appointment, dismissal and remuneration shall be handled in accordance with Article 29 of The Company Act.
Chapter VI Accounting
Article 22	:
The Company’s fiscal year shall run from January 1 to December 31 each year. At the end of each fiscal year, the board of directors shall prepare the various statements and reports as required by The Company Act and submit them to the shareholders’ general meeting for ratification according to law.

Article 23	:
The Company’s net profits each year after the actual budget shall be distributed in the following order:
(1) Replenishment of losses.
(2) Allocation of 10% as the legal surplus reserve.
(3) Allocation of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.
(4) For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after being realized.
Any remaining profits, if any, shall be distributed as follows:
(5) Allocation of 2%, inclusive, or less from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the remuneration for directors and supervisors.
(6) 7%-10% of the remainder after deducting the amounts indicated in (1)-(4) above shall be set aside for distribution as employees bonuses. 7% of the amount earmarked for employee bonuses shall be distributed according to the rules governing distribution of employee bonuses, with the remainder distributed by the board among employees based on their individual contributions.
(7) The board of directors shall be delegated to draw up a plan to distribute the remaining profits to shareholders pro rata according to the percentage of shares held by each S\shareholder.

Employees referred to in Subparagraph 6 of the preceding paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the board of directors.

Article 24	:
The Company is now at the stage of steady growth. To provide the Company with the funds it needs to expand and satisfy shareholders' desire for cash inflow, the Company adopts a Residual Dividend Policy. With which, cash dividends shall not fall below 30% of all dividends, with the remainder distributed in the form of stock dividends. Dividend distribution proposals shall be drafted by the board and approved by the AGM before they are implemented.

Chapter VII Supplementary Provisions
Article 25	:	The Articles of Incorporation and By-Laws of the Company shall be separately established.
Article 26	:	Any matters that are not completely provided by the Articles of Incorporation shall be handled in accordance with The Company Act.
Article 27	:
The Articles of Incorporation were established by the organizers’ meeting under the agreement of all organizers on March 11, 1984, and the first amendment was made on May 3, 1984.
The first amendment was made on May 3, 1984.
The second amendment was made on June 11, 1984.
The third amendment was made on June 25, 1984.
The fourth amendment was made on May 28, 1986.
The fifth amendment was made on July 10, 1986.
The sixth amendment was made on August 15, 1987.
The seventh amendment was made on May 28, 1988.
The eighth amendment was made on July 18, 1988.
The ninth amendment was made on September 1, 1988.
The tenth amendment was made on October 30, 1988.
The eleventh amendment was made on November 24, 1988.
The twelfth amendment was made on December 5, 1988.
The thirteenth amendment was made on February 21, 1989.
The fourteenth amendment was made on December 11, 1989.
The fifteenth amendment was made on March 31, 1990.
The sixteenth amendment was made on March 30, 1991.
The seventeenth amendment was made on April 11, 1992.
The eighteenth amendment was made on April 28, 1993.

The nineteenth amendment was made on March 21, 1994.
The twentieth amendment was made on March 21, 1995.
The twenty-first amendment was made on April 8, 1996.
The twenty-second amendment was made on April 12, 1997.
The twenty-third amendment was made on March 21, 1998.
The twenty-fourth amendment was made on June 9, 1999.
The twenty-fifth amendment was made on July 11, 2000.
The twenty-sixth amendment was made on June 1, 2001.
The twenty-seventh amendment was made on June 21, 2002.
The twenty-eighth amendment was made on June 21, 2002.
The twenty-ninth amendment was made on June 19, 2003.
The thirtieth amendment was made on June 19, 2003.
The thirty-first amendment was made on June 15, 2004.
The thirty-second amendment was made on June 30, 2005.
The thirty-third amendment was made on June 21, 2006.
The thirty-fourth amendment was made on June 28, 2007.
The thirty-fifth amendment was made on June 19, 2008.
The thirty-sixth amendment was made on June 25, 2009.

■Appendix III
Status of Holdings by Directors and Supervisors

1.	Pursuant to Article 26 of the Securities Exchange Act, all directors shall retain no less than a combined 109,899,416 shares and all supervisors 10,989,942 shares.

2.	As of the ex-dividend date (April 16, 2010) shares retained by directors and supervisors are as follows:

April 16, 2010

Title	Name	Current Holdings
		Number of shares	As a percentage of holdings
Director	Richard H.P. Chang (Vice Chairman)	73,453,840	1.34%
Director	Rutherford Chang	23,622	0.00%
Director	A.S.E. Enterprises Limited	949,483,271	17.27%
	Represented by: Jason C.S. Chang (Chairman)
	Represented by: Tien Wu
	Represented by: Raymond Lo
	Represented by: Joseph Tung
	Represented by: Jeffery Chen
Independent Directors	Shen-Fu Yu	─	─
	Ta-Lin Hsu	─	─
Supervisors	Jerry Chang	343,294	0.01%
Supervisors	ASE Test Inc.	986,223	0.02%
	Represented by: John Ho
	Represented by: Sam Liu
	Represented by: TS Chen
Supervisors	Hung Ching Development & Construction Co., Ltd.	61,230,021	1.11%
	Represented by: YY Tseng

Note 1:	As of the ex-dividend date, combined shares retained by all directors were 1,022,960,733, conforming to Article 26 of the Securities Exchange Act.

Note 2:	As of the ex-dividend date, combined shares retained by all supervisors were 62,559,538, conforming to Article 26 of the Securities Exchange Act.

■Appendix IV
Advanced Semiconductor Engineering, Inc.
Information Concerning Employee Bonus and Information Remuneration for Directors and Supervisors

The Company’s 2009 earnings distribution proposal was passed by resolution for the Board of Directors on March 26, 2010, and the proposed earnings distribution situation as passed by the Board of Directors is as follows:
1. Distribution of employee cash bonus of NT$607,009,000.
2. NT$120 million is distributed as remuneration to directors and supervisors.
3.
The difference between the amount to be distributed and the combined amount of employee bonuses of NT$607,009,081 and remuneration to directors and supervisors of NT$121,401,817 already expensed is NT$1,401,898.

a.	Reason for the difference: The result of rounding off accounting estimates.
b.
  Handling of the difference: The difference was recognized as changes in accounting estimates at the time the board passed the resolution. If the amount still changes on the day shareholders pass the resolution, it shall be treated as changes in accounting estimates and entered into accounts in the year shareholders pass the resolution.

■Appendix V

Impact upon Business Performance and EPS Resultant from Nonremunerative Share Allotment this time Operating Performance and Earnings Per Share

year Item			2010 (Estimate)
Paid-in capital at the beginning of the period NT$1000)			54,798,783
Status of distribution of shares and dividends for the year in question (Note 1, 2)	Cash dividend per share (NT$)		0.36
	Number of shares distributed for each share in earned surplusturned capital increase (shares)		0.084
	Number of shares distributed for each share in capital reserveturnedcapital increase (shares)		0.016
Status of change of operating performance	Operating profits		N/A (Note 3)
	Increase (decrease) ratio of operating profits compared to the same period last year
	After-tax net earnings
	Increase (decrease) ratio of after-tax net earnings compared to the same period last year
	Earnings per share (retroactive adjustment)
	Increase (decrease) ratio of earnings per share compared to the same period last year
	Average annual rate of return (counting average annual P/E ratio in reverse)
Projected earnings per share and P/E Ratio	If earned surplus-turned capital increase is completely replaced by distribution of cash dividends	Projected earnings per share
		Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted	Projected earnings per share
		Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted and earned surplus-turned capital increase is distributed in cash dividend instead	Projected earnings per share
		Projected average annual rate of return

Note 1:	Subject to the resolution by the 2010 Shareholders’ General Meeting

Note 2:
A total of NT$6,593,964,945 is distributed as dividends, NT$1.2 per share, with NT$1,978,189,485 in cash (a cash dividend of NT$0.36 per share) and the remaining NT$4,615,775,460 in stock (84 shares for each 1,000 shares retained by converting earnings into capital stock). In addition, capital reserve in the amount of NT$879,195,320 will be converted into capital stock (16 shares for each 1,000 shares retained). Overall, each share will be distributed a dividend of NT$1.36, consisting of a NT$0.36 cash dividend and a NT$1 stock dividend. Per-share dividends are calculated based on the 5,494,970,794 shares on record as of March 17, 2010. If the number of shares eligible for dividend distribution changes as a result of conversion of offshore convertible bonds, exercise of stock options by employees, cash capital increases, buyback of company shares, or assignment or cancelation of treasury stock, shareholders are urged to authorize the board of directors to make corresponding adjustments, if any, to per-share dividends.

Note 3:	According to the “Guidance Concerning Handling of Financial Forecast Information of Public Companies”, the Company is not required to disclose its 2010 financial forecast.

President: Jason C.S. Chang                                                      Manager: Richard H.P. Chang                                                                Accountant Manager: Joseph Tung

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$13,994,484	$7,207,483	$6,903,468	$216,071
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,558,722	16,333,515	16,775,929	525,068
Amortization	1,067,430	911,337	862,153	26,984
Impairment loss	994,682	293,319	11,117	348
Equity in earnings of equity method investees, net of cash dividends of NT$154,517 thousand, NT$292,094 thousand and NT$82,299 thousand (US$2,576 thousand) received in 2007, 2008 and 2009, respectively	(191,188)	214,644	(247,818)	(7,756)
Accrued interest on convertible bonds	177,111	-	-	-
Provision for inventory valuation and obsolescence	588,699	510,038	191,904	6,006
Deferred income taxes	2,029,567	701,722	229,744	7,190
Others	(89,358)	213,514	406,416	12,721
Changes in operating assets and liabilities
Financial assets for trading	(44,091)	1,064,514	(487,231)	(15,250)
Accounts receivable	(5,441,054)	7,474,046	(6,470,810)	(202,529)
Other receivables (including receivables from related parties)	(95,286)	223,690	(129,022)	(4,038)
Inventories	(281,463)	767,071	(1,509,143)	(47,234)
Construction in progress related to property development	(68,160)	(591,148)	(6,107,080)	(191,145)
Other current assets	120,897	96,399	(411,045)	(12,865)
Financial liabilities for trading	(308,252)	38,545	(8,346)	(261)
Accounts payable	661,423	(4,345,030)	3,786,668	118,518
Income tax payable	(94,783)	27,949	(83,789)	(2,623)
Advance real estate receipts	-	-	1,507,472	47,182
Accrued expenses and other current liabilities	(268,766)	(412,809)	296,641	9,285

Net cash provided by operating activities	28,310,614	30,728,799	15,517,228	485,672

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(11,768,642)	(7,692,649)	(42,695,001)	(1,336,307)
Proceeds from disposal of available-for-sale financial assets	11,825,157	16,714,277	38,971,185	1,219,755
Acquisition of bond investments with no active market	-	(450,000)	(97,740)	(3,059)
Proceeds from disposal of bond investments with no active market	-	-	450,000	14,085
Acquisition of financial assets carried at cost	(17,970)	(74,477)	(154,544)	(4,837)
Proceeds from disposal of financial assets carried at cost	910,307	6,295	3,203	100
Proceeds from disposal of held-to-maturity financial assets	-	50,000	-	-
Acquisition of equity method investments	-	-	(84,000)	(2,629)
Acquisition of subsidiaries	(846,889)	(26,490,526)	-	-
Acquisition of property, plant and equipment	(17,190,432)	(18,583,343)	(11,445,621)	(358,235)
Proceeds from disposal of property, plant and equipment	347,470	187,521	93,116	2,914
Decrease (increase) in guarantee deposits	147,399	429,082	(246,280)	(7,708)
Decrease in restricted assets	57,395	87,652	13,851	434
Increase in other assets	(894,892)	(442,555)	(337,864)	(10,575)
Acquisition of patents	(6,595)	(96,109)	(1,020)	(32)
Acquisition of land use rights	(670,669)	(4,335)	-	-
Increase in other receivables from related parties	-	-	(450,000)	(14,085)
Net cash used in investing activities	(18,108,361)	(36,359,167)	(15,980,715)	(500,179)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayments of):
Short-term borrowings	$3,784,091	$(1,702,051)	$4,245,726	$132,887
Short-term bills payable	149,831	(149,831)	-	-
Bonds payable	-	(5,549,983)	(1,375,000)	(43,036)
Proceeds from long-term debts	3,072,061	42,020,525	31,145,664	974,825
Repayments of long-term debts and capital lease obligations	(7,711,576)	(11,858,119)	(33,385,917)	(1,044,942)
Increase (decrease) in guarantee deposits received	(212,271)	(48,634)	28,800	901
Decrease in collection of accounts receivable sold	(2,378,464)	-	-	-
Proceeds from exercise of stock options by employees	1,024,192	240,770	238,789	7,474
Compensation to directors and supervisors and bonus to employees	(835,028)	(599,205)	-	-
Cash dividends, net of cash dividends received by subsidiaries	(6,669,066)	(8,826,628)	(2,575,673)	(80,616)
Repurchase of treasury stock	-	(1,099,989)	(1,314,273)	(41,135)
Increase in minority interest	1,283,507	1,435,527	213,335	6,677

Net cash provided by (used in) financing activities	(8,492,723)	13,862,382	(2,778,549)	(86,965)

EFFECT OF EXCHANGE RATE CHANGES	(281,670)	748,981	(339,400)	(10,623)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,427,860	8,980,995	(3,581,436)	(112,095)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,730,075	17,157,935	26,138,930	818,120

CASH AND CASH EQUIVALENTS, END OF YEAR	$17,157,935	$26,138,930	$22,557,494	$706,025

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest)	$1,605,936	$1,719,200	$1,659,164	$51,930
Income tax paid	$1,604,529	$1,538,611	$1,338,967	$41,908

Cash paid for acquisition of property, plant and equipment
Acquisition of property, plant and equipment	$18,172,155	$16,623,705	$12,631,932	$395,365
Decrease (increase) in payable	(973,359)	1,963,582	(1,186,311)	(37,130)
Increase in capital lease obligations	(8,364)	(3,944)	-	-
	$17,190,432	$18,583,343	$11,445,621	$358,235
Cash received from disposal of property, plant and equipment
Proceeds from disposal of property, plant and equipment	$259,924	$100,162	$115,263	$3,608
Decrease (increase) in other receivables	87,546	87,359	(22,147)	(694)
	$347,470	$187,521	$93,116	$2,914
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	Year Ended December 31
	2007	2008	2009
	NT$	NT$	NT$	US$

Cash paid for acquisition of new subsidiaries
Fair value of assets acquired from Top Master Enterprises Limited (“TME”) and Suzhou ASEN Semiconductors Co., Ltd. (“ASEN”)	$10,244,745	$-	$-	$-
Less: Fair value of liabilities from TME and ASEN	(7,094,243)	-	-	-
Fair value of net assets of TME and ASEN	3,150,502	-	-	-
Attributable to minority interest of ASEN	(489,134)	-	-	-
Fair value of net assets acquired	2,661,368	-	-	-
Less: Cash received at acquisition	(1,814,479)	-	-	-
Net cash outflow	$846,889	$-	$-	$-

Fair value of assets acquired from ASE WeiHai Inc. (“ASE WeiHai”)	$-	$919,505	$-	$-
Less: Fair value of liabilities from ASE WeiHai	-	(706,649)	-	-
Fair value of net assets acquired	-	212,856	-	-
Less: Cash received at acquisition	-	(31,641)	-	-
Net cash outflow	$-	$181,215	$-	$-

Net cash outflow for acquisition of ASE Test Limited (“ASE Test”)	$-	$26,309,311	$-	$-

FINANCING ACTIVITIES NOT AFFECTING CASH FLOWS
Current portion of long-term bank loans	$5,258,946	$2,670,845	$923,284	$28,898
Current portion of capital lease obligations	67,838	23,133	12,055	377
Bonds converted to capital stock	1,730,726	265,834	-	-
Current portion of bonds payable	1,375,000	-	-	-

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated April 28, 2010)	(Concluded)

Summary of Corporate Governance Differences

Item 16G.  Corporate Governance

As a company listed on the New York Stock Exchange, or the NYSE, we are subject to certain corporate governance rules of the NYSE.  The application of the NYSE’s corporate governance rules is limited for foreign private issuers, recognizing that they have to comply with domestic requirements.  As a foreign private issuer, we must comply with the following NYSE corporate governance rules: 1) satisfy the audit committee requirements of the SEC; 2) chief executive officer must promptly notify the NYSE in writing upon becoming aware of any material non-compliance with applicable NYSE corporate governance rules; 3) submit annual and interim affirmations to the NYSE regarding compliance with applicable NYSE corporate governance requirements; and 4) provide a brief description of any significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.  The table below sets forth the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
Director independence
Listed companies must have a majority of independent directors, as defined under the NYSE listing standards.
Two member of our board of directors is independent as defined in Rule 10A-3 under the United States Securities of 1934, as amended (the "Exchange Act"). We do not assess the independence of our directors under the independence requirements of the NYSE listing standards.

Pursuant to relevant laws and regulations of the Republic of China (the "ROC"), we have two independent directors on our board of directors that were elected through the candidate nomination system at our annual general shareholders meeting on June 25, 2009.

To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.

All of our directors attend the meetings of the board of directors.  Our non-management directors do not meet at regularly scheduled executive sessions without management.  The ROC Company Law does not require companies incorporated in the ROC to have their non-management directors meet at regularly scheduled executive sessions without management.

Nominating/Corporate governance committee
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We do not have a nominating/corporate governance committee.   The ROC Company Law does not require companies incorporated in the ROC to have a nominating/corporate governance committee.

Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices.

The ROC Company Law requires that directors be elected by shareholders.  Under ROC law and regulations, companies that have independent directors are required to adopt a candidate nomination system for the election of independent directors.  Our two independent directors were elected through the candidate nomination system provided in our articles of incorporation.  All of our non-independent directors were elected directly by our shareholders at our shareholders meetings without a nomination process.

Compensation committee
Listed companies must have a compensation committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We do not have a compensation committee.  Under the ROC Company Law, companies incorporated in the ROC are not required to have a compensation committee.  However, the ROC Company Law requires that the measures by which director compensation is determined either be set forth in the company’s articles of incorporation or be approved at a shareholders meeting.

Our articles of incorporation currently provide that total director and supervisor remuneration shall be no more than 2% (inclusive) of our net income after payment of all income taxes, deduction of any past losses, allocation of 10% of our net income for legal reserves and allocation for special reserves.

The ROC Company Law requires the compensation of managers, including executive officers, of a company limited by shares to be approved by a resolution of the board of directors or pursuant to a higher standard specified in its articles of incorporation.  Our articles of incorporation do not provide measures by which the compensation of executive officers is determined and such compensation is determined by our board of directors according to our internal compensation policies.

Audit committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

Pursuant to the ROC Securities and Exchange Law, beginning January 1, 2007, public companies shall either establish an audit committee satisfying specified requirements or install supervisors.  Under certain circumstances, public companies may be required by the Financial Supervisory Commission (the "FSC") to establish an audit committee.  In addition to our Rule 10A-3 audit committee, we currently have supervisors pursuant to the ROC Securities and Exchange Law.

The audit committee must have a minimum of three members.

In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.

We currently have two member on our audit committee.  Our audit committee member satisfies the independence requirements of Rule 10A-3 under the Exchange Act.

We do not assess the independence of our audit committee member under the independence requirements of the NYSE listing standards.

The audit committee must have a written charter that provides for the duties and responsibilities set out in Rule 10A-3 and addresses certain other matters required by the NYSE listing standards.
Our audit committee charter provides for the audit committee to assist our board of directors in its oversight of (i) the integrity of our financial statements, (ii) the qualifications, independence and performance of our independent auditor and (iii) our compliance with legal and regulatory requirements and provides for the duties and responsibilities set out in Rule 10A-3.  Our audit committee charter does not address all the matters required by the NYSE listing standards beyond the requirements of Rule 10A-3.

Because the appointment and retention of our independent auditor are the responsibility of our entire board of directors under ROC law and regulations, our audit committee charter provides that the audit committee shall make recommendations to the board of directors with respect to these matters.

Each listed company must have an internal audit function.
We have an internal audit function.  Under the ROC Regulations for the Establishment of Internal Control Systems by Public Companies, a public company is required to set out its internal control systems in writing, including internal audit implementation rules, which must be approved by the board of directors.

Our entire board of directors and the Chief Executive Officer are responsible for the establishment of the internal audit functions, compliance with the internal audit implementation rules and oversight of our internal control systems, including the appointment and retention of our independent auditor.

Equity compensation plans
Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.

We comply with the corresponding requirements of the ROC Company Law, the ROC Securities and Exchange Law, and the ROC Criteria Governing the Offering and Issuance of Securities by Securities Issuers, which require shareholders’ approval for the distribution of employee bonuses, while the board of directors has authority to approve employee stock option plans by a majority vote of the board of directors at a meeting where at least two-thirds of all directors are present and to grant options to employees pursuant to such plans, subject to the approval of the Securities and Futures Bureau of the FSC  and to approve treasury stock programs and the transfer of shares to employees under such programs by a majority vote of the board of directors in a meeting where at least two-thirds of all directors are present.

Corporate governance guidelines
Listed companies must adopt and disclose corporate governance guidelines.
We currently comply with the domestic non-binding Corporate Governance Best-Practice Principles for Taiwan Stock Exchange and GreTai Stock Market Listed Companies promulgated by the Taiwan Stock Exchange and the GreTai Stock Market, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

Code of ethics for directors, officers and employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our company and our subsidiaries and will disclose any waivers of the code as required by Item 16B of Form 20-F.  We have posted our code of ethics on our website.

Description of significant differences
Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This table contains the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.
CEO certification
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.
As a foreign private issuer, we are not required to comply with this rule; however, our Chief Executive Officer provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act.
Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.
We intend to comply with this requirement.
Each listed company must submit an executed Written Affirmation annually to the NYSE.  In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A.  The annual and interim Written Affirmations must be in the form specified by the NYSE.
We have complied with this requirement to date and intend to continue to comply going forward.
Website
Listed companies must have and maintain a publicly accessible website	We have and maintain a publicly accessible website.